Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
Dated as of August 28, 2005,
by and among
DPC NEWCO INC.,
DOANE PET CARE ENTERPRISES, INC.,
and
DOANE PET CARE COMPANY

i

(continued)

(continued)

(continued)

INDEX OF DEFINED TERMS
     The following capitalized terms used in this Agreement have the meanings located in the indicated section hereof.

Defined Term	Section
“2007 Notes”	2.1(a)(6)(ii)
“2010 Notes”	2.1(a)(6)(iii)
“Accounting Standards”	2.6(a)
“Additional Company Securities Amount”	2.1(f)
“Adjustment Amount”	2.7(c)
“affiliate”	9.2
“Agreement”	caption
“Applicable Rate”	2.7(c)
“Appraisal Shares”	2.4
“Audited Company Financial Statements”	3.6(c)
“Auditor”	2.7(b)
“Bonds”	2.1(a)(6)(v)
“Business Day”	9.2
“Cash Equivalents”	9.2
“Certificate of Designations”	2.1(d)
“Certificate of Merger”	1.3
“Class A Common Stock”	2.1(a)
“Class B Common Stock”	2.1(a)
“Clinton Bonds”	2.1(a)(6)(v)
“Closing”	1.2
“Closing Balance Sheet”	2.7(a)
“Closing Date”	1.2
“Closing Date Working Capital”	2.7(a)
“Closing Indebtedness”	2.1(a)(6)
“Code”	3.10(b)
“Commitment Papers”	4.6
“Company”	caption
“Company Benefit Agreements”	3.9
“Company Benefit Plans”	3.9
“Company Board”	recitals
“Company By-laws”	3.1
“Company Charter”	3.1
“Company Common Stock”	2.1(a)
“Company Common Stock Conversion Amount”	2.3(g)(1)
“Company Common Stock Surrender Forms”	2.3(g)(2)
“Company Disclosure Schedule”	Article III

v

“Company Employees”	5.5(a)
“Company Financial Statements”	3.16(c)
“Company Material Adverse Effect”	8.3
“Company Multiemployer Plan”	3.10(a)
“Company Options”	2.3(g)(3)
“Company Option Surrender Forms”	2.3(g)(4)
“Company Pension Plans”	3.10(b)
“Company Preferred Stock”	3.3
“Company Securities”	2.1(c)
“Company Stock Option Plans”	2.3(g)(5)
“Company Subsidiaries”	2.1(a)(2)
“Company Transaction Expenses”	8.3
“Company Transaction Expense Schedule”	2.6(c)
“Company Warrants”	2.3(g)(6)
“Company Warrant Surrender Forms”	2.3(g)(7)
“Confidentiality Agreement”	5.11
“Consent”	3.5(b)
“Contract”	3.5(a)
“Covered Persons”	5.6(a)
“Damages”	8.2(a)
“Debt Financing Facility”	4.6
“Determination Date”	2.7(b)
“D&O Insurance”	5.6(a)
“DGCL”	1.1
“DOJ”	5.8(a)
“DPC”	caption
“DPC Preferred Stock”	2.1(a)(6)(vi)
“DPC Preferred Stock Redemption Amount”	2.1(a)(6)(vi)
“Effective Time”	1.3
“Environmental Laws”	3.13
“Equity Commitment Letter”	4.6
“Equity Financing Facility”	4.6
“ERISA”	3.10(a)
“Escrow Account”	8.3(b)
“Escrow Agent”	2.1(b)(3)
“Escrow Agreement”	2.1(b)(3)
“Escrow Amount”	2.1(b)(3)
“Estimated Closing Balance Sheet”	2.6(a)
“Estimated Closing Working Capital”	2.6(a)
“Exchange Act”	3.5(b)
“Executed Commitment Papers”	5.13(a)
“Existing Credit Agreement”	2.1(a)(6)(i)
“FIH Loan Agreement”	2.1(a)(6)(vii)

“Filed DPC SEC Documents”	8.3
“FTC”	5.8(a)
“Fully Diluted Share Number”	2.3(g)(8)
“GAAP”	3.6(b)
“Governmental Entity”	3.5(b)
“Hazardous Substance”	3.13
“HSR Act”	3.5(b)
“Improvements”	3.15(c)
“Indebtedness and Cash Schedule”	2.6(b)
“Indemnified Party”	5.6(c)
“Indemnitee”	8.3(d)
“Indemnitor”	8.3(d)
“Indemnity Escrow Amount”	2.1(b)(3)
“Initial Company Securities Amount”	2.1(a)
“Initial Merger Consideration”	2.1(b)(2)
“Intellectual Property Rights”	3.16
“Investors’ Agreement”	recitals
“IRS”	3.10(a)
“Judgment”	3.5(a)
“Knowledge of Newco”	9.2
“Knowledge of the Company”	9.2
“Law”	3.5(a)
“Leased Real Property”	3.15(b)
“Letter of Transmittal”	2.3(b)
“Letters of Credit”	2.1(a)(6)(i)
“Liens”	3.2(a)
“Losses”	5.6(c)
“Material Contracts”	3.14(b)
“Maximum Amount”	5.6(a)
“Merger”	recitals
“Miami Bonds”	2.1(a)(6)(iv)
“Moody’s”	2.5(b)(ii)
“Net Working Capital”	9.2
“Net Working Capital Target”	2.1(a)(3)
“Newco”	caption
“Newco Indemnitees”	8.2(a)
“Newco Material Adverse Effect”	9.2
“Notes”	2.1(a)(6)(iii)
“Optionholder”	2.3(c)
“Outside Date”	7.1(b)
“Owned Real Property”	3.15(a)
“Paying Agent”	2.5(a)
“Paying Agent Agreement”	2.5(a)

“Permitted Investments”	2.5(b)(ii)
“Permitted Liens”	9.2
“person”	9.2
“Preferred Stock Redemption”	5.14(a)
“Proceeding”	3.11
“Projections”	4.8
“pro-rata portion”	9.2
“Real Property”	3.15(c)
“Real Property Leases”	3.15(b)
“Recall”	3.23
“Representatives”	4.8
“Requisite Stockholders”	recitals
“Reserve Account”	2.1(b)(4)
“Reserve Amount”	2.1(b)(4)
“Rollover Adjustment Amount”	2.3(g)(9)
“Rollover Amount”	2.3(g)(10)
“Rollover Diluted Share Number”	2.3(g)(11)
“Rollover Indemnity Escrow Amount”	2.3(g)(12)
“Rollover Options”	2.3(g)(13)
“Rollover Percentage”	2.3(g)(14)
“Rollover Reserve Amount”	2.3(g)(15)
“Rollover Securities Amount”	2.3(g)16)
“Rollover Share Conversion Amount”	2.3(g)(17)
“Rollover Shares”	2.3(g)(18)
“Rollover Working Capital Adjustment Amount”	2.3(g)(19)
“S&P”	2.5(b)(ii)
“SEC”	3.6(a)
“Section 262”	2.4
“Securities Act”	3.6(b)
“Securities Payment Schedule”	2.3(e)
“Seller Indemnitees”	8.2(b)
“Specified Damages”	8.3(c)
“Stock Certificates”	2.3(f)
“Stockholder Consent”	recitals
“Stockholder Representative”	2.8(a)
“subsidiary”	9.2
“Surrender Forms”	2.3(g)(20)
“Survival Period”	8.1
“Surviving Corporation”	1.1
“Tax Accountant”	8.6(a)
“Taxes”	3.8(m)
“Tax Return”	3.8(m)
“Terminating Company Breach”	7.1(c)

“Terminating Newco Breach”	7.1(d)
“Third Party Proceeding”	8.4
“Threshold Amount”	8.3(d)
“Total Consideration”	2.1(a)(1)
“Transaction Agreements”	recitals
“Transaction Bonuses”	5.1(e)
“Transactions”	1.1
“Transfer Taxes”	5.10
“Unaudited Company Financial Statements”	3.6(c)
“Unclaimed Amounts”	2.5(d)
“Voting Company Debt”	3.3
“Warrantholder”	2.3(d)
“Working Capital Adjustment Escrow Amount”	2.1(b)(3)

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER dated as of August 28, 2005 (this “Agreement”), by and among DPC NEWCO INC., a Delaware corporation (“Newco”), DOANE PET CARE ENTERPRISES, INC., a Delaware corporation (the “Company”), and DOANE PET CARE COMPANY, a Delaware corporation (“DPC”).
Recitals
     WHEREAS, the Board of Directors of the Company (the “Company Board”) and the Board of Directors of Newco have approved and declared advisable this Agreement and the merger (the “Merger”) of Newco with and into the Company, with the Company as the surviving corporation, on the terms and subject to the conditions set in this Agreement;
     WHEREAS, pursuant to the terms of the Second Amended and Restated Investors’ Agreement, dated as of March 26, 2001, among the Company and the stockholders signatory thereto (the “Investors’ Agreement”), the stockholders of the Company are obligated to consent to a “Sale of the Company Proposal” (as defined therein) and waive any appraisal rights they may have pursuant to the terms of the Investors’ Agreement upon the approval to any Sale of the Company Proposal by certain stockholders of the Company (the “Requisite Stockholders”);
     WHEREAS, on the date hereof, the Requisite Stockholders have provided a written consent (the “Stockholder Consent”) approving the Merger, the other Transactions, this Agreement and each other agreement entered into in connection with this Agreement (collectively, the “Transaction Agreements”); and
     WHEREAS, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
     NOW, THEREFORE, in consideration of the above premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
THE MERGER
     Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Newco shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Newco shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger and the other transactions contemplated by the Transaction Agreements are referred to in this Agreement collectively as the “Transactions.”
     Section 1.2 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, New York 10036 at 10:00 a.m., local time, on the second Business Day following the satisfaction or waiver by all parties of the conditions set forth in Section 6.1, or, if on such day any condition set forth in Section 6.2 or Section 6.3 has not been satisfied or waived by the party or parties entitled to the benefits thereof, then the Closing shall occur as soon as practicable after all the conditions set forth in Article VI have been satisfied or waived by the parties entitled to the benefits thereof, or at such other place, time and date as shall be agreed in writing between Newco and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
     Section 1.3 Effective Time. Prior to the Closing, the Company shall prepare, and on the Closing Date the Company shall file or cause to be filed with the Secretary of State of the State of Delaware, a certificate of merger in substantially the form of Exhibit A hereto (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Newco and the Company shall mutually agree and specify in the Certificate of Merger in accordance with the DGCL (the time the Merger becomes effective being referred to herein as the “Effective Time”).
     Section 1.4 Effects. The Merger shall have the effects set forth in Section 259(a) of the DGCL.
     Section 1.5 Certificate of Incorporation and By-laws. The Certificate of Incorporation of Newco as in effect immediately prior to the Effective Time shall be the

Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The By-laws of Newco as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
     Section 1.6 Directors. The directors of Newco immediately prior to the Effective Time shall be the directors of the Surviving Corporation, effective as of the Closing Date, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
     Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, effective as of the Closing Date, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
     Section 2.1 Initial Merger Consideration.
     (a) The initial aggregate consideration (the “Initial Company Securities Amount”) to be paid in connection with the Merger to the holders of the class A common stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”), the holders of the class B common stock, par value $0.0001 per share, of the Company (the “Class B Common Stock”, and together with the Class A Common Stock, the “Company Common Stock”), other than shares of Company Common Stock to be cancelled pursuant to Section 2.3(a), the Optionholders (as defined herein) and the Warrantholders (as defined herein), shall be an amount equal to the following (which amount shall be adjusted as provided herein):
     (1) $840,000,000 (the “Total Consideration”); plus

     (2) the amount of cash and Cash Equivalents of the Company and the subsidiaries of the Company (collectively, the “Company Subsidiaries”) on the Closing Date; plus
     (3) the amount, if any, by which the Estimated Closing Working Capital is greater than $52,000,000 (the “Net Working Capital Target”); minus
     (4) the amount, if any, by which the Estimated Closing Working Capital is less than the Net Working Capital Target; minus
     (5) the amount of Company Transaction Expenses; minus
     (6) all outstanding Indebtedness of the Company and the Company Subsidiaries on the Closing Date (before taking into account any repayment of Indebtedness on the Closing Date pursuant to the terms hereof), including the following (the “Closing Indebtedness”):
     (i) all outstanding principal and accrued and unpaid interest (but not the outstanding letters of credit issued thereunder (the “Letters of Credit”)) under the credit agreement, dated as of November 5, 2004, by and among Doane Pet Care Company, as borrower, the Company, as guarantor, the lenders from time to time party thereto and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent and collateral agent (the “Existing Credit Agreement”) and any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions); plus
     (ii) all outstanding principal and accrued and unpaid interest under the 9.750% senior subordinated notes due 2007 (the “2007 Notes”) of DPC and any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions); plus
     (iii) all outstanding principal and accrued and unpaid interest under the 10.750% senior notes due 2010 of DPC (the “2010 Notes” and, together with the 2007 Notes, the “Notes”); plus

     (iv) all outstanding principal and accrued and unpaid interest under the 7.250% Ottawa County Finance Authority Industrial Revenue Bonds of DPC (the “Miami Bonds”) and, if the Company fails to obtain the Consent in respect of the Miami Bonds contemplated by Section 5.16 prior to the Closing Date, any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions); plus
     (v) all outstanding principal and accrued and unpaid interest under the 6.25% Oklahoma Development Finance Authority Industrial Development Revenue Bonds of DPC (the “Clinton Bonds” and, together with the Miami Bonds, the “Bonds”) and, if the Company fails to obtain the Consent in respect of the Clinton Bonds contemplated by Section 5.16 prior to the Closing Date, any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions); plus
     (vi) the liquidation preference and all accrued and unpaid interest or dividends with respect to the 14.25% senior preferred stock (the “DPC Preferred Stock”) of DPC and any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions), to be calculated pursuant to Section 5(c) of the Certificate of Designations and other terms thereof (the “DPC Preferred Stock Redemption Amount”); plus
     (vii) all outstanding principal and accrued and unpaid interest under the loan agreement dated June 14, 2004 between A/S Arovit Petfood and FIH Erhvervsbank A/S (the “FIH Loan Agreement”) and, if the Company fails to obtain the Consent in respect of the FIH Loan Agreement contemplated by Section 5.16 prior to the Closing Date, any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions); minus
     (7) the Escrow Amount; minus

     (8) the Reserve Amount; minus
     (9) the Rollover Amount; minus
     (10) $250,000.
     (b) At the Closing, Newco shall, or shall cause the Surviving Corporation to, pay by wire transfer of immediately available funds the following:
     (1) to the Paying Agent, an amount for distribution in accordance with Sections 2.3(b), (c) and (d) and Section 2.5 equal to the Initial Company Securities Amount;
     (2) to the Paying Agent, an amount for distribution in accordance with Section 5.14 equal to the DPC Preferred Stock Redemption Amount (together with the Initial Company Securities Amount, the “Initial Merger Consideration”);
     (3) to Sun Trust Bank (the “Escrow Agent”), an amount equal to the sum of (i) an amount equal to $5,000,000 minus the Rollover Working Capital Adjustment Amount (the “Working Capital Adjustment Escrow Amount”) and (ii) an amount equal to $15,000,000 minus the Rollover Indemnity Escrow Amount (the “Indemnity Escrow Amount” and, together with the Working Capital Adjustment Escrow Amount, the “Escrow Amount”), in each case to be held for the period provided in, and to be distributed by the Escrow Agent as provided in, Section 8.3 and the terms of an escrow agreement, in form and substance reasonably satisfactory to Newco and the Stockholder Representative, to be entered into at Closing by the Surviving Corporation, the Escrow Agent and the Stockholder Representative (the “Escrow Agreement”);
     (4) to a reserve account established and maintained by the Stockholder Representative in connection with the Transactions (the “Reserve Account”), an amount equal to $2,000,000 minus the Rollover Reserve Amount (the “Reserve Amount”), which shall be held by the Stockholder Representative and used and distributed as specified in Section 2.8(b) and any other documentation or agreements executed and delivered by the holders of Company Securities in connection with the Transactions; and

     (5) to an account established and maintained by the Surviving Corporation on behalf of the holders of Rollover Shares and Rollover Options in connection with the Transactions (the “Rollover Account”), the Rollover Working Capital Adjustment Amount, the Rollover Indemnity Escrow Amount and the Rollover Reserve Amount, which shall be held by the Surviving Corporation and used and distributed as specified in Section 2.1(f), Section 2.7(c), Section 2.8(b) and any other documentation or agreements that may be executed and delivered by the holders of Rollover Shares, Rollover Options and Newco or the Surviving Corporation.
     (c) The Initial Company Securities Amount shall be distributed to holders of Company Common Stock, Company Options and Company Warrants (collectively, the “Company Securities”) by the Paying Agent as provided in Section 2.3 and Section 2.5 and in accordance with the Paying Agent Agreement; provided, that the Paying Agent shall not deliver to such holder of Company Securities any cash for such holder’s outstanding Company Securities until such holder has delivered to the Paying Agent the appropriate Surrender Forms with respect to such Company Securities; and provided, further, that if a holder has not delivered to the Paying Agent the appropriate Surrender Forms at Closing, the Paying Agent shall hold such amount and not pay such amount to such holder until such Surrender Forms are delivered.
     (d) The DPC Preferred Stock Redemption Amount shall be distributed to holders of the DPC Preferred Stock by the Paying Agent as provided in Section 5.14 and in accordance with the Paying Agent Agreement and the certificate of designations for the DPC Preferred Stock (the “Certificate of Designations”); provided, however, that the Paying Agent shall not deliver to such holder of DPC Preferred Stock any cash for such holder’s outstanding shares of DPC Preferred Stock until such holder has delivered to the Paying Agent the appropriate return notice (as provided in the Certificate of Designations) with respect to such shares of DPC Preferred Stock.
     (e) At the Closing, the Surviving Corporation shall pay the Company Transaction Expenses in the amounts and to the persons specified in the Company Transaction Expense Schedule.
     (f) Any amounts payable to the holders of Company Securities (other than holders of Rollover Shares and Rollover Options) after the Closing (including any Escrow Amount, any Reserve Amount, or any other amounts due and payable to the holders of Company Securities in connection with the Transactions) (collectively, the “Additional Company Securities Amount”) shall be paid to the Stockholder Representative on behalf of the holders of Company Securities, and thereafter distributed by the Stockholder Representative to the holders of Company Securities in accordance with the terms of this Agreement, the other Transaction Agreements and any other documentation or agreements executed and delivered by the holders of Company Securities in connection with the Transactions. Notwithstanding the foregoing, no holder of Rollover Shares or Rollover Options shall be entitled to any portion of any Additional Company Securities Amount. Any amounts payable to holders of Rollover Shares or Rollover Options after the Closing (including any Rollover Working Capital Adjustment Amount, any Rollover Indemnity Escrow Amount, any Rollover Reserve Amount, or any other amounts due and payable to the holders of Rollover Shares and Rollover Options in connection with the Transactions) (collectively, the “Additional Rollover Securities Amount”) shall be paid by the Surviving Corporation to the holders of Rollover Shares and Rollover Options in accordance with the terms of this Agreement, the other Transaction Agreements and any other documentation or agreements that may be executed and delivered by the holders of Rollover Shares and Rollover Options and Newco or the Surviving Corporation in connection with the Transactions.
     Section 2.2 Effect on Capital Stock of Newco. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each issued and outstanding share of common stock of Newco shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and, upon surrender of the certificate or certificates representing such shares of capital stock of Newco, the Surviving Corporation shall promptly issue to the owners thereof a certificate or certificates representing the share of common stock of the Surviving Corporation into which it has been converted. As of immediately after the Effective Time, such shares shall be the only issued and outstanding capital stock of the Surviving Corporation.
     Section 2.3 Effect on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Securities:
     (a) Cancellation of Treasury Stock. Notwithstanding Section 2.3(b), (i) each share of Company Common Stock that is owned by the Company or any Company Subsidiary and (ii) each Rollover Share shall in each case no longer be outstanding and shall automatically be canceled and retired and shall cease to exist without any conversion thereof or payment therefor.
     (b) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Company Common Stock to be canceled in accordance with Section 2.3(a) and other than Appraisal Shares) shall be converted into and represent the right to receive (i) an amount of cash

(rounded to the nearest cent), without interest, equal to the Company Common Stock Conversion Amount plus (ii) a pro-rata portion of any Additional Company Securities Amount; provided, however, that the Paying Agent shall not deliver to such holder of Company Common Stock any cash for such holder’s outstanding Company Common Stock until such holder has delivered to the Paying Agent a letter of transmittal (a “Letter of Transmittal”) and Company Common Stock Surrender Forms to accompany the certificates for such shares of Company Common Stock; and provided, further, however, that if a holder of Company Common Stock has not delivered to the Paying Agent such Letter of Transmittal and Company Common Stock Surrender Forms at Closing, the Paying Agent shall hold such amount and not pay such amount to such holder of Company Common Stock until such Letter of Transmittal and Company Common Stock Surrender Forms are delivered.
     (c) Company Options. All Company Options (other than Rollover Options), whether or not then exercisable and vested, shall become fully exercisable and vested at or prior to the Effective Time. At the Effective Time, all outstanding Company Options that are not exercised on or before the Closing Date (other than Rollover Options) shall be cancelled and, upon cancellation thereof, each holder of such Company Options (an “Optionholder”) shall cease to have any rights with respect thereto, except the right to receive (i) the consideration set forth in this Section 2.3(c) plus (ii) a pro-rata portion of any Additional Company Securities Amount, each Optionholder (other than holders of Rollover Options) will be paid cash in consideration for the cancellation of his or her Company Options outstanding as of the Closing Date in an amount (rounded to the nearest cent) equal to the difference between (i) the product of (x) the Company Common Stock Conversion Amount and (y) the number of shares of Company Common Stock for which such Company Options were exercisable immediately prior to their cancellation pursuant to this Section 2.3(c) and (ii) the aggregate exercise price payable upon exercise of such Company Options; provided, however, that the Paying Agent shall not deliver to such Optionholder any cash for such holder’s outstanding Company Options until such holder has delivered to the Paying Agent Company Option Surrender Forms with respect to such Company Options; and provided, further, however, that if an Optionholder has not delivered to the Paying Agent Company Option Surrender Forms at Closing, the Paying Agent shall hold such amount and not pay such amount to the Optionholder until such Company Option Surrender Forms are delivered. The amount of any cash payment made to an Optionholder pursuant to this Section 2.3(c) shall be net of any applicable withholding Taxes.
     (d) Company Warrants. On the Closing Date, each holder of Company Warrants that are not exercised on or before the Closing Date (a “Warrantholder”) will be paid cash in consideration for the cancellation of his, her or its Company Warrants outstanding as of the Closing Date in an amount (rounded to the nearest cent) equal to the difference between (i) the product of (x) the Company Common Stock Conversion Amount and

(y) the number of shares of Company Common Stock for which such Company Warrants were exercisable immediately prior to their cancellation pursuant to this Section 2.3(d) and (ii) the aggregate exercise price payable upon exercise of such Company Warrants; provided, however, that the Paying Agent shall not deliver to such Warrantholder any cash for such holder’s outstanding Company Warrants until such holder has delivered to the Paying Agent Company Warrant Surrender Forms with respect to such Company Warrants; and provided, further, however, that if a Warrantholder has not delivered to the Paying Agent Company Warrant Surrender Forms at Closing, the Paying Agent shall hold such amount and not pay such amount to the Warrantholder until such Company Warrant Surrender Forms are delivered. Each Warrantholder shall further be entitled to receive a pro-rata portion of any Additional Company Securities Amount. Any amount of any cash payment made to a Warrantholder pursuant to this Section 2.3(d) shall be net of any applicable withholding Taxes.
     (e) Securities Payment Schedule. At least two (2) Business Days before Closing, the Company shall deliver to Newco a true, correct and complete schedule (the “Securities Payment Schedule”), setting forth all amounts payable pursuant to Section 2.1(d) and Sections 2.3(b)-(d), including a breakdown of the number of shares of Class A Common Stock and Class B Common Stock and the number of Company Options and Company Warrants, each on a fully adjusted and diluted basis after accounting for any stock splits, anti-dilution provisions and any other similar provisions or events, along with the name of each holder thereof.
     (f) No Further Rights. Each of the Company Securities, when converted pursuant to this Section 2.3, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate or certificates representing any shares of Company Common Stock (the “Stock Certificates”) or any other evidence of any Company Warrant or Company Option shall cease to have any rights with respect thereto, except the right to receive the respective cash consideration provided for in this Section 2.3. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of any Company Security shall be made thereafter. If, after the Effective Time, Stock Certificates or any evidence of any Company Option or Company Warrant are presented to the Surviving Corporation, they shall be canceled and exchanged by the Paying Agent as provided for in this Agreement.
     (g) Definitions. As used in this Agreement, the following terms shall have the following meanings:
     (1) “Company Common Stock Conversion Amount” means, in respect of each share of Company

Common Stock (other than shares of Company Common Stock to be cancelled pursuant to Section 2.3(a)), the quotient obtained by dividing (i) the amount equal to the sum of (A) the Initial Company Securities Amount and (B) the aggregate amount of all exercise proceeds of the Company Warrants and the Company Options (but not including the aggregate amount of all exercise proceeds of the Rollover Options), assuming cash payment of such exercise prices which would be payable to the Company upon exercise in full of the Company Warrants and the Company Options (but not including Rollover Options), by (ii) the Fully Diluted Share Number.
     (2) “Company Common Stock Surrender Forms” means the Company Common Stock Surrender Forms, each in form and substance reasonably satisfactory to the Company, Newco and the Paying Agent.
     (3) “Company Options” means the options outstanding immediately prior to the Effective Time to purchase shares of Class A Common Stock issued pursuant to a Company Stock Option Plan.
     (4) “Company Option Surrender Forms” means the Option Surrender Forms, each in form and substance reasonably satisfactory to the Company, Newco and the Paying Agent.
     (5) “Company Stock Option Plans” means the Company’s 1996 Stock Option Plan and the Company’s 1999 Stock Option Plan.
     (6) “Company Warrants” means the warrants outstanding immediately prior to the Effective Time to purchase shares of Company Common Stock issued pursuant to (i) the loan and warrant agreement dated as of March 26, 2001 by and among the Company, Doane Pet Care Company and the lenders from time to time party thereto and (ii) the subscription agreement dated as of October 5, 1995 by and among the Company (f/k/a DPC Acquisition Corp., a Delaware corporation), DPC (f/k/a DPC Transition Corp., a Delaware corporation) and each of the subscribers listed on the signature pages thereto.
     (7) “Company Warrant Surrender Forms” means the Warrant Surrender Forms, each in form and substance reasonably satisfactory to the Company, Newco and the Paying Agent.

     (8) “Fully Diluted Share Number” means the sum of (i) the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 2.3(a)) and (ii) the number of shares of Company Common Stock issuable upon the exercise in full of the Company Options (other than Rollover Options) and the Company Warrants outstanding immediately prior to the Effective Time (assuming payment of the exercise price of the Company Warrants and Company Options (other than Rollover Options) in cash).
     (9) “Rollover Adjustment Amount” means the Adjustment Amount multiplied by the Rollover Percentage.
     (10) “Rollover Amount” means an amount equal to the sum of (i) the product of (A) the total number of Rollover Shares and (B) the Rollover Share Conversion Amount and (ii) the excess of (A) the product of (1) the total number of Rollover Options and (2) the Rollover Share Conversion Amount over (B) the aggregate exercise price payable upon exercise of the Rollover Options.
     (11) “Rollover Diluted Share Number” means the sum of (i) the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time (including the Rollover Shares but not including any shares of Company Common Stock to be cancelled pursuant to the terms of Section 2.3(a)(i)) and (ii) the number of shares of Company Common Stock issuable upon the exercise in full of the Company Options (including the Rollover Options) and Company Warrants outstanding immediately prior to the Effective Time (assuming payment of the exercise price of the Company Warrants and Company Options (including the Rollover Options) in cash).
     (12) “Rollover Indemnity Escrow Amount” means $15,000,000 multiplied by the Rollover Percentage.
     (13) “Rollover Option” means each Company Option outstanding immediately prior to the Closing Date that is, or prior to the Closing Date will be, subject to the terms of an agreement by and between Newco and the holder of such Company Options pursuant to which such Company Options will not be cashed out pursuant to the terms of Section 2.3(a).

     (14) “Rollover Percentage” means an amount, expressed as a fraction, the numerator of which is the Rollover Amount and the denominator of which is the Rollover Securities Amount.
     (15) “Rollover Reserve Amount” means $2,000,000 multiplied by the Rollover Percentage.
     (16) “Rollover Securities Amount” means the Initial Company Securities Amount, but, solely for purposes of this definition, the Initial Company Securities Amount shall be determined (i) without deducting the Rollover Amount and (ii) by deducting the Rollover Working Capital Adjustment Amount, the Rollover Indemnity Escrow Amount and the Rollover Reserve Amount.
     (17) “Rollover Share Conversion Amount” means, in respect of each Rollover Share, the quotient obtained by dividing (i) the amount equal to the sum of (A) the Rollover Securities Amount and (B) the aggregate amount of all exercise proceeds of the Company Options and the Company Warrants (including, for purposes of this definition, the Rollover Options), assuming cash payment of such exercise prices which would be payable to the Company upon exercise in full of the Company Warrants and the Company Options (including, for purposes of this definition, the Rollover Options), by (ii) the Rollover Diluted Share Number.
     (18) “Rollover Shares” means each share of Company Common Stock outstanding immediately prior to the Closing Date that is, or on or prior to the Closing Date will be, subject to the terms of an exchange agreement by and between Newco and the holder of such             shares of Company Common Stock and that will be cancelled pursuant to the terms of Section 2.3(a).
     (19) “Rollover Working Capital Adjustment Amount” means $5,000,000 multiplied by the Rollover Percentage.
     (20) “Surrender Forms” means the Company Common Stock Surrender Forms, the Company Option Surrender Forms and/or the Company Warrant Surrender Forms, as the context requires.
     Section 2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Class A Common Stock that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive any portion of the Initial Company Securities Amount (plus a pro-rata portion of any Additional Company Securities Amount) as provided in Section 2.3(b), but rather the holders of Appraisal Shares shall be entitled to payment of the fair market value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the portion of the Initial Company Securities Amount (plus a pro-rata portion of any Additional Company Securities Amount) as provided in Section 2.3(b).
     Section 2.5 Exchange of Stock Certificates.
     (a) Paying Agent. Newco and the Company shall authorize Wilmington Trust Company (or one or more other persons as shall be reasonably acceptable to Newco and the Company) to act as paying agent hereunder (the “Paying Agent”), upon the terms and subject to the conditions reasonably acceptable to Newco and the parties thereto set forth in a definitive agreement to be entered into prior to the Closing by and among the Company and the Paying Agent (the “Paying Agent Agreement”), pursuant to which the Paying Agent shall agree to act as Paying Agent in accordance with the terms of this Agreement (including the payment of the Initial Company Securities Amount payable pursuant to Sections 2.3(b)-(d) and the Securities Payment Schedule) upon valid surrender of Stock Certificates and any evidence of the Company Options, Company Warrants and receipt of executed Surrender Forms, and shall agree to take full responsibility for satisfying all claims after the Effective Time that may be made (A) by the holders of Company Common Stock, Optionholders and Warrantholders (including any claims made by holders of Appraisal Shares and any expenses or amounts to be paid to holders of Appraisal Shares in connection with such claims), and (B) for payment of any transaction expenses of the Company not included in the Company Transaction Expenses paid pursuant to Section 2.1(e).
     (b) Paying Agent; Initial Merger Consideration.
     (i) Subject to the satisfaction or waiver of the other conditions set forth in Section 6.1 and Section 6.2, Newco shall deposit, or cause to be deposited, in trust with the Paying Agent immediately prior to the Effective Time, the Initial Merger Consideration. For the avoidance of doubt, upon depositing, or causing to be deposited, such amount with the Paying Agent, Newco shall have discharged in full its payment obligations pursuant to Section 2.1(a). Notwithstanding the foregoing, for the avoidance of doubt, the deposit of the Initial Merger Consideration by Newco shall not be deemed to discharge any obligations of Newco (and, after the Closing, the Surviving Corporation) under Section 2.7 or under Article VIII.
     (ii) In accordance with the Paying Agent Agreement, the Initial Merger Consideration shall be invested by the Paying Agent in direct obligations of the United States, obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest, commercial paper rated of the highest quality by Moody’s Investors Services, Inc. (“Moody’s”) or Standard & Poor’s Ratings Group (“S&P”) or certificates of deposit, bank repurchase agreements or bankers’ acceptances of a commercial bank having at least $100,000,000 in assets, in each case with maturities not exceeding seven days (collectively, “Permitted Investments”), or in money market funds which are invested solely in Permitted Investments, and any net earnings with respect thereto shall be for the account of the Surviving Corporation. The Paying Agent shall make the payments referred to in Section 2.1(d) and Sections 2.3(b)-(d) and set forth on the Securities Payment Schedule at the Effective Time or as promptly as practicable thereafter (assuming receipt by the Paying Agent of all documents required by the Paying Agent, as provided in this Agreement and the Paying Agent Agreement). Neither the Initial Company Securities Amount nor the DPC Preferred Stock Redemption Amount shall be used for any other purpose except as set forth herein or as otherwise agreed to by Newco and the Company prior to the Closing. Notwithstanding any provision of any Transaction Agreement to the contrary, the Paying Agent shall make the payments referred to in Section 2.1(d) and Sections 2.3(b)-(d) and set forth on the Securities Payment Schedule by wire transfer in immediately available funds if so requested by the applicable recipient.
     (c) Exchange Procedures for Company Common Stock.
     (i) Prior to the Effective Date, the Paying Agent shall mail to each holder of shares of Company Common Stock, other than shares of Company Common Stock to be canceled or retired pursuant to Section 2.3(a), (A) a Letter of Transmittal which shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon actual delivery of the Stock Certificates and Company Common Stock Surrender Forms to the Paying Agent and shall be in a form and have such other provisions as the

Company may reasonably specify; (B) instructions for use in effecting the surrender of the Stock Certificates in exchange for the consideration specified in Section 2.3(b) and set forth on the Securities Payment Schedule; and (C) such notification as may be required under the DGCL to be given to the holders of Appraisal Shares.
     (ii) Upon surrender of shares of Company Common Stock for cancellation to the Paying Agent, together with such Letter of Transmittal, duly executed, and such other documents as may be reasonably requested by the Paying Agent, the holder of such shares of Company Common Stock, shall be entitled to receive in exchange therefor the amount of cash specified in the Securities Payment Schedule and the shares of Company Common Stock so surrendered shall forthwith be canceled. No interest shall be paid or shall accrue on the cash payable upon the surrender of any shares of Company Common Stock. If payment is to be made to a person other than the person in whose name the shares of Company Common Stock so surrendered is registered, it shall be a condition of payment that the Stock Certificates representing such shares of Company Common Stock shall be properly endorsed or otherwise in proper form for transfer.
     (iii) If any Stock Certificate shall have been lost, stolen, damaged or destroyed, upon (A) the making of an affidavit of that fact by the person claiming such Stock Certificate to be lost, stolen, damaged or destroyed and (B) the execution and delivery to the Surviving Corporation by such person of an indemnity agreement in form and substance reasonably satisfactory to the Company and the Paying Agent, the Paying Agent shall issue, in exchange for shares of Company Common Stock evidenced by such lost, stolen, damaged or destroyed Stock Certificate, the amount of cash into which the shares of Company Common Stock theretofore represented by such lost, stolen, damaged or destroyed Stock Certificate shall have been converted pursuant to Section 2.3(b).
     (d) Duties and Responsibilities of Paying Agent. The Paying Agent shall be responsible for and bear all costs and expenses associated with representing the Company and the Surviving Corporation with respect to any exercise of appraisal rights by dissenting holders of shares of Company Common Stock, and payments to be made to any such holders. The Paying Agent shall also be responsible for complying with all applicable Laws, including escheat and withholding Laws. To the extent that amounts are withheld, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Company Securities. Any Initial Company Securities Amount or DPC Preferred Stock Redemption Amount remaining unclaimed as of a date which is immediately prior to such time as such amount would otherwise escrow to or become property of any Governmental Entity (“Unclaimed Amounts”) shall, to the extent permitted by applicable Law (as defined herein), become the property of the Surviving Corporation; provided, that the Surviving Corporation shall thereafter remain solely and primarily liable for the payment of any Unclaimed Amounts to any holder of Company Securities or any holder of DPC Preferred Stock; and provided, further, that in no event shall Newco or any of their affiliates have any liability with respect thereto to any holder of Company Securities or DPC Preferred Stock in excess of the amount deposited with the Paying Agent in accordance with Section 2.5(b)(i). Notwithstanding the foregoing, for the avoidance of doubt, the deposit of the Initial Merger Consideration by Newco shall not be deemed to discharge any obligations of Newco (and, after the Closing, the Surviving Corporation) under Section 2.7 or under Article VIII.
     (e) Exchange Procedures for Company Options and Company Warrants.
     (i) Prior to the Effective Date, the Company shall mail to each Optionholder and Warrantholder (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Options or the Company Warrants, as applicable, shall pass only upon delivery of all Company Option Surrender Forms or Company Warrant Surrender Forms, as applicable), and (B) instructions for use in effecting the surrender of the Company Options or the Company Warrants, as applicable, in exchange for the consideration specified in Section 2.3(d) or Section 2.3(e), as applicable, and as set forth on the Securities Payment Schedule.
     (ii) Upon delivery to the Paying Agent of the Company Option Surrender Forms or Company Warrant Surrender Forms, as applicable, each duly executed, and such other documents as may be reasonably requested by the Paying Agent, the Optionholder or Warrantholder, as the case may be, shall be entitled to receive in exchange therefor, the consideration specified in Section 2.3(d) or Section 2.3(e), as applicable, and as set forth on the Securities Payment Schedule, as applicable, and the Company Options or Company Warrants so surrendered shall forthwith be canceled.
     Section 2.6 Determination of Initial Merger Consideration.
     (a) As promptly as practicable after the date hereof, but in any event not later than two (2) Business Days prior to the Closing Date, the Company shall provide to Newco an estimated consolidated balance sheet of the Company and the Company Subsidiaries as of immediately prior to the opening of business on the Closing Date (the “Estimated

Closing Balance Sheet”) and a written statement setting forth its estimate of Net Working Capital as of immediately prior to the Closing (the “Estimated Closing Working Capital”). The Estimated Closing Balance Sheet and Estimated Closing Working Capital will be prepared and shall be calculated using the accounting principles, methods, practices, categories, estimates, judgments and assumptions set forth in Section 2.6 of the Company Disclosure Schedule (the “Accounting Standards”).
     (b) At least two (2) Business Days prior to the Closing Date, the Company shall provide to Newco a schedule (the “Indebtedness and Cash Schedule”) of (i) the Closing Indebtedness and (ii) a good faith estimate of the amount of cash and Cash Equivalents of the Company and the Company Subsidiaries as of the Closing Date.
     (c) At least two (2) Business Days prior to the Closing Date, the Company and the Paying Agent shall provide to Newco an estimate (which estimate shall include such reserves as the Company and the Paying Agent determine in good faith to be appropriate for any expenses that are not then known or determinable) of the Company Transaction Expenses (the “Company Transaction Expense Schedule”). For the avoidance of doubt, neither Newco, the Surviving Corporation, nor any of their affiliates shall be liable for any Company Transaction Expenses except and to the extent set forth on the Company Transaction Expense Schedule.
     (d) From and after the delivery of the Estimated Closing Balance Sheet and the Indebtedness and Cash Schedule, the Company shall cause Newco and its Representatives with reasonable access during normal business hours to the properties, books, records and executive officers and management employees of the Company to the extent reasonably related to Newco’s review and confirmation of the information contained therein.
     Section 2.7 Adjustment of Initial Merger Consideration.
     (a) As soon as reasonably practicable following the Closing Date, and in any event within sixty (60) calendar days thereof, the Surviving Corporation shall cause to be prepared and delivered to the Stockholder Representative (i) a consolidated balance sheet of the Company and the Company Subsidiaries as of the Closing Date (the “Closing Balance Sheet”) and (ii) a calculation of the Net Working Capital as of immediately prior to the opening of business on the Closing Date (the “Closing Date Working Capital”). The Closing Balance Sheet and the Closing Date Working Capital calculation will be prepared and shall be calculated in a form and manner and on a basis consistent with the Accounting Standards.

     (b) Upon delivery of the Closing Balance Sheet, the Surviving Corporation shall provide the Stockholder Representative with access to the Surviving Corporation’s employees, books and records to the extent reasonably related to the Stockholder Representative’s evaluation of the Closing Balance Sheet and the calculation of the Closing Date Working Capital. The Stockholder Representative may only dispute the calculation of the Closing Date Working Capital on the basis of the presence of mathematical errors and the failure of the Closing Balance Sheet to be prepared in accordance with Section 2.7(a). The Stockholder Representative shall provide the Surviving Corporation with a reasonably detailed written notice of any such disagreement within thirty-five (35) days after its receipt of the Closing Balance Sheet. If no notice of disagreement is received by the Surviving Corporation on or prior to the close of business on the last day of such thirty-five (35) day period, the Closing Balance Sheet and calculation of Closing Date Working Capital shall be deemed accepted by the Stockholder Representative. If any such notice of disagreement is timely provided, the Surviving Corporation and the Stockholder Representative shall use their commercially reasonable efforts for a period of twenty-five (25) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the Closing Date Working Capital. If, at the end of such period, they are unable to resolve such disagreements, then an independent accounting firm of recognized national standing as may be mutually selected by the Surviving Corporation and the Stockholder Representative (the “Auditor”) shall resolve any remaining disagreements. The Surviving Corporation and the Stockholder Representative shall use their commercially reasonable efforts to cause the Auditor to review those items remaining in dispute as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor. The Auditor will review only those items and amounts specifically set forth and objected to in the dispute notice and resolve the dispute with respect to each such specific item and amount in accordance with the Accounting Standards. The scope of the disputes to be arbitrated by the Auditor is limited to whether the calculation of Closing Date Working Capital was done in a manner consistent with the Accounting Standards and whether there were mathematical errors in determining the Closing Date Working Capital, and the Auditor is not to make any other determination, including any determination as to whether GAAP was followed for the Closing Balance Sheet or the Closing Date Working Capital or as to whether the Net Working Capital Target is correct. The parties further agree that the adjustment contemplated by this Section 2.7 is intended to show the change between the Estimated Closing Working Capital and the Closing Date Working Capital Amount, and that such change can only be measured if each calculation is done in a manner consistent with the Accounting Standards. The fees and expenses of the Auditor shall be paid by Surviving Corporation and the Stockholder Representative in inverse proportion as they may prevail on matters resolved by the Auditor, which proportionate allocation shall be determined by the Auditor. The determination of the Auditor shall be set forth in a written statement delivered to the Stockholder Representative and Surviving Corporation and shall be final, conclusive and binding on the parties. The date on which the Closing Date Working

Capital is finally determined in accordance with this Section 2.7(b) is hereinafter referred to as the “Determination Date.”
     (c) The “Adjustment Amount” means the difference between (i) the Closing Date Working Capital (as finally agreed upon or determined pursuant to Section 2.7(b)) and (ii) the Estimated Closing Working Capital; provided, however, that in no event shall the Adjustment Amount exceed the sum of the Working Capital Adjustment Escrow Amount and the Rollover Working Capital Adjustment Amount. If the Closing Date Working Capital exceeds the Estimated Closing Working Capital, then promptly, and in any event within five (5) Business Days following the Determination Date, (i) the Surviving Corporation shall pay to the Stockholder Representative (which shall further distribute to the other eligible holders of Company Common Stock, the Optionholders and the Warrantholders their respective pro-rata portion of such distributed amount), by wire transfer of immediately available funds to an account designated in writing by the Stockholder Representative, the amount equal to the difference between the Adjustment Amount and the Rollover Adjustment Amount, together with interest on such excess from the Closing Date to the date of payment at the U.S. prime rate of interest (the “Applicable Rate”) published in the “Money Rates” column of the Eastern Edition of The Wall Street Journal on the Closing Date and (ii) the Surviving Corporation shall pay to each of the holders of Rollover Shares and Rollover Options, on a pro rata basis, by wire transfer in immediately available funds to an account designated in writing by such holders, the Rollover Working Capital Adjustment Amount, together with interest on such excess from the Closing Date to the date of payment at the Applicable Rate. If the Estimated Closing Working Capital exceeds the Closing Date Working Capital, then promptly, and in any event within five (5) Business Days following the Determination Date, (i) the Escrow Agent shall pay to the Surviving Corporation, by wire transfer of immediately available funds to an account designated in writing by the Surviving Corporation, a portion of the Working Capital Adjustment Escrow Amount equal to the difference between the Adjustment Amount and the Rollover Adjustment Amount, together with interest on such excess from the Closing Date to the date of payment at the Applicable Rate and (ii) the Surviving Corporation shall remove from the Rollover Account, for its own account, a portion of the Rollover Working Capital Adjustment Amount equal to the Rollover Adjustment Amount, together with interest on such excess from the Closing Date to the date of removal at the Applicable Rate.
     (d) Notwithstanding the foregoing provisions of this Section 2.7, no adjustment to the Initial Merger Consideration pursuant to this Section 2.7 shall be made unless the Adjustment Amount would exceed $250,000, and if the adjustment would exceed $250,000, then the full amount of the adjustment shall be made.

     Section 2.8 Stockholder Representative; Reserve Account.
     (a) Newco, the Surviving Corporation, their affiliates, the Escrow Agent and the Paying Agent shall be entitled to deal exclusively with the Stockholder Representative with respect to all matters arising under this Agreement, the Escrow Agreement and the Paying Agent Agreement, including the receipt of notices and the exercise of any rights with respect to Newco’s obligations under this Agreement, the Escrow Agreement and the Paying Agent Agreement, the modification or amendment of the terms of such agreements, the waiver of conditions, and resolution of disputes or uncertainties arising thereunder, the execution and delivery of documents, the payment of amounts due and the delivery and receipt of notice regarding indemnification matters. Newco, the Surviving Corporation, their respective affiliates, the Escrow Agent and the Paying Agent shall be entitled to rely upon, and shall be fully protected in relying upon, the power and authority of the Stockholder Representative without independent investigation. Newco, the Surviving Corporation, their respective affiliates, the Escrow Agent and the Paying Agent shall have no liability to any holders of Company Securities or any other constituencies for any acts or omissions of the Stockholder Representative (including any failure to deliver amounts paid to the Stockholder Representative on behalf of any holders of Company Securities), or any acts or omissions taken or not taken by Newco or any other persons at the direction of the Stockholder Representative.
     (b) The Reserve Amount shall be used by the Stockholder Representative to cover fees and expenses incurred by the Stockholder Representative in connection with its acting in such capacity, to cover fees and expenses payable in connection with the Transactions that arise or become due and payable after Closing and may be used for such other matters in connection with the Transactions as the Stockholder Representative may reasonably determine in its sole discretion. The Reserve Amount shall be held by the Stockholder Representative and each holder of Company Securities (other than to holders of Rollover Shares and Rollover Options) shall be entitled to his, her or its pro rata portion of the Reserve Amount when the Reserve Amount is distributed. The Reserve Amount shall be distributed to the former holders of Company Securities (other than to holders of Rollover Shares and Rollover Options) at such times, and in such amounts, as the Stockholder Representative reasonably determines in its sole discretion. In the event that the Stockholder Representative elects to withdraw a portion of the Rollover Reserve Account, the Stockholder Representative shall send prompt written notice to the Surviving Corporation specifying the corresponding portion of the Rollover Reserve Amount and requesting that the Surviving Corporation withdraw such corresponding amount from the Rollover Account and send such corresponding amount to the Stockholder Representative; and the Surviving Corporation shall do so within five (5) Business Days of receipt of such written notice, by wire transfer in immediately available funds to an account specified in writing by the Stockholder Representative. Prior to any distribution by the Stockholder Representative pursuant to the third sentence of this Section 2.8(b), the Stockholder Representative shall advise the Surviving Corporation of such distribution and the corresponding portion of the Rollover Reserve Amount to be distributed from the Rollover Account to the holders of Rollover Shares and Rollover Options; and the Surviving Corporation shall effectuate a distribution of such amounts from the Rollover Account concurrently with such distribution by the Stockholder Representative.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND DPC
     The Company and DPC, jointly and severally, represent and warrant to Newco that, except as set forth in the Filed DPC SEC Documents or in the referenced section of the Company’s U.S. disclosure schedule or the Company’s European disclosure schedule (together, the “Company Disclosure Schedule”):
     Section 3.1 Organization, Standing and Power. Each of the Company and each of the Company Subsidiaries is duly organized, validly existing and, if applicable, in good standing under the laws of the jurisdiction in which it is organized and has full corporate, limited liability company or other, as the case may be, power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and, if applicable, each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or their ownership or leasing of its properties make such qualification necessary, except where the failure to so qualify has not had or would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Newco true and complete copies of the certificates of incorporation of the Company, as amended to the date of this Agreement (the “Company Charter”), the By-laws of the Company, as amended to the date of this Agreement (the “Company By-laws”) and comparable charter or organizational documents for each of the Company Subsidiaries.
     Section 3.2 Company Subsidiaries; Equity Interests; Minute Books.
     (a) Section 3.2(a) of the Company Disclosure Schedule lists each Company Subsidiary, its jurisdiction of organization and the authorized and the issued and outstanding capital stock or other equity ownership interests, as the case may be, of each Company Subsidiary and the owners thereof. All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in Section 3.2(a) of the Company Disclosure Schedule, are owned by the Company, by a Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, adverse claims, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”).
     (b) Except for its interests in the Company Subsidiaries and except for the ownership interests set forth on Section 3.2(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.
     (c) The minute books of the Company and each Company Subsidiary accurately reflect in all respects all material actions taken by written consent or resolution and meetings held by their respective stockholders, members, boards of directors or managers, as the case may be. The stock record books of the Company and each Company Subsidiary accurately reflect in all material respects all transactions in their respective capital stock or other ownership interests of all classes of which the Company has been given notice. Correct and complete copies of such minute books and stock record books of the Company and each Company Subsidiary have been made available to Newco prior to the date hereof.
     Section 3.3 Capital Structure. The authorized capital stock of the Company consists of (i) 60,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock and (iii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the date hereof, (A) 18,520,585 shares of Class A Common Stock, 2,560,093 shares of Class B Common Stock and no shares of Company Preferred Stock are issued and outstanding, (B) no shares of Class A Common Stock and no shares of Class B Common Stock are held by the Company in its treasury, (C) 3,665,148 shares of Class A Common Stock are subject to outstanding Company Options and 777,052 shares of Class A Common Stock are reserved for issuance pursuant to the Company Stock Plans and (D) 14,338,957 shares of Company Common Stock are subject to outstanding Company Warrants. Section 3.3 of the Company Disclosure Schedule sets forth, as of the date hereof, the holder, grant date, regular vesting date(s) and expiration date of each Company Option. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except as set forth in Section 3.3 of the Company Disclosure Schedule, all outstanding shares of the Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company or any Company Subsidiary is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of the Company Common Stock may vote (“Voting Company Debt”). Except as set forth above and except as set forth in Section 3.3 of the Company Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (x) obligating the Company or any Company Subsidiary to make a payment to any person solely due to such person’s ownership of any Company Securities or equity securities of any Company Subsidiary (other than under the organizational documents of the Company and the Company Subsidiaries), (y) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Company Subsidiary or any Voting Company Debt or (z) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment or Contract. Except as set forth in Section 3.3 of the Company Disclosure Schedule and except as set forth in the certificate of designations relating to the DPC Preferred Stock, there are not any outstanding or authorized contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary. Except as set forth in Section 3.3 of the Company Disclosure Schedule, there are no voting trusts, proxies or other written agreements or understandings to which the Company, any Company Subsidiary or any of their respective stockholders or equity owners is a party or by which the Company or any of the Company Subsidiaries or their respective stockholders or equity owners is bound with respect to the voting of any shares of capital stock, or any other equity or voting security or interest of the Company or any Company Subsidiary. Except as set forth in Section 3.3 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is the subject of any voluntary bankruptcy, dissolution, liquidation, reorganization or similar proceeding and, except as set forth in Section 3.3 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any Company Subsidiary is the subject of any involuntary or other bankruptcy, dissolution, liquidation, reorganization or similar proceeding. Each holder of Company Common Stock is subject to “drag-along” obligations that are at least no less favorable to the beneficiary of such rights as the “drag along” obligations described in Section 4.4 of the Investors’ Agreement, and such “drag-along” obligations apply to the Transactions.
     Section 3.4 Authority; Execution and Delivery, Enforceability. The Company has all requisite corporate power and authority to execute and deliver the Transaction Agreements to which it is a party and to consummate the Transactions and to perform its obligations hereunder. All necessary corporate and stockholder action has been taken by the Company and the Company Subsidiaries to authorize the execution, delivery and performance by it of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the Transactions (including the Preferred Stock Redemption). The Preferred Stock Redemption contemplated hereby complies with Section 160(a) of the DGCL. The Company has duly authorized and executed this Agreement and, at or prior to Closing, will have executed and delivered each other Transaction Agreement to which it is a party. This Agreement is, and each other Transaction Agreement to which the Company is a party, when duly executed and delivered at or prior to the Closing by the Company will be, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity.
     Section 3.5 No Conflicts; Consents.
     (a) Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement does not, and the execution, delivery and performance of each other Transaction Document to which it is a party will not, and consummation of the Merger and the other Transactions and compliance with the terms of this Agreement and each other Transaction Agreement to which it is a party will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, (iii) subject to the filings and other matters referred to in Section 3.5(b), any judgment, order, decree, injunction or settlement (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), applicable to the Company or any Company Subsidiary or their respective properties or assets or (iv) cause the suspension or revocation of any governmental franchise, license, permit, authorization or approval necessary for the Company or any Company Subsidiary to conduct its business as currently conducted, other than, in the cases of clauses (a)(ii)-(iv), any such items that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.
     (b) Except as set forth in Section 3.5(b) of the Company Disclosure Schedule, no consent, approval, license, permit, order or authorization (“Consent”) of, or notice to, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality or self-regulatory authority, domestic or foreign (a “Governmental Entity”) or other person is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or any other Transaction Agreement to which it is a party or the consummation of the Merger or any of the other Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such reports under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the other Transaction Agreements, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) filings that may be required under the foreign antitrust or competition Laws and (v) such other items that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.
     Section 3.6 SEC Documents; Financial Statements; Absence of Undisclosed Liabilities, etc.
     (a) DPC has filed all reports, schedules, forms, statements and other documents required to be filed by DPC with the Securities and Exchange Commission (“SEC”) since January 1, 2003 pursuant to Sections 13(a) and 15(d) of the Exchange Act.
     (b) Except as set forth on Section 3.6(b) to the Company Disclosure Schedule, as of its respective date, each Filed DPC SEC Document complied when filed or furnished and as amended in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Filed DPC SEC Document (in each case as in effect on the date of such filing or amendment), and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Section 3.6(b) of the Company Disclosure Schedule, the audited consolidated financial statements of DPC included in the Filed DPC SEC Documents present fairly, in all material respects, the financial position of DPC and its subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended in conformity with United States generally accepted accounting principles (“GAAP”) (in each case as in effect on the date of such filing) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto). The unaudited consolidated financial statements of DPC and its subsidiaries included in the Form 10-Q for the fiscal quarter ended July 2, 2005 have been prepared in accordance with the requirements of Regulation S-X of the SEC and, on that basis, fairly present in all material respects the consolidated financial position of DPC and its subsidiaries as of the date thereof and its consolidated results of operations and cash flows for the periods then ended.
     (c) Attached to Section 3.6(c) of the Company Disclosure Schedule are true and complete copies of (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of January 1, 2005 and the related audited consolidated statements of income (loss), stockholders’ equity and cash flows for the fiscal year then ended (collectively, the “Audited Company Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of July 2, 2005 and the related unaudited consolidated statements of income (loss), stockholders’ equity and cash flows for the three months then ended (collectively, the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). Except as set forth in Section 3.6(c) of the Company Disclosure Schedule, the Company Financial Statements have been prepared from the books and records of the Company and the Company Subsidiaries in conformity with GAAP (as in effect as of the date of such filing) applied on a consistent basis during the periods involved. The Company Financial Statements present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the period then ended (except as may be indicated in the notes thereto and subject, in the case of the Unaudited Company Financial Statements, to the absence of footnotes and normal year-end adjustments).
     (d) Except as set forth in Section 3.6(d) of the Company Disclosure Schedule, except as otherwise specifically set forth in this Agreement and except to the extent set forth in the most recent balance sheets included in the Company Financial Statements or the financial statements referenced in Section 3.6(b), neither the Company nor any of the Company Subsidiaries has any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise), other than liabilities or obligations

(i) reflected on or accrued for or reserved against in the balance sheet that is part of the Company Financial Statements or (ii) incurred in the ordinary course of business, consistent with past practice, that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
     Section 3.7 Absence of Certain Changes or Events. Except as disclosed in the Filed DPC SEC Documents or in Section 3.7 of the Company Disclosure Schedule, since July 2, 2005, the Company and each Company Subsidiary has conducted its business only in the ordinary course, and since such date to the date hereof there has not been:
     (i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;
     (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of its capital stock or any repurchase for value by the Company of any of its capital stock;
     (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of such capital stock;
     (iv) (A) any granting by the Company or any Company Subsidiary to any director or executive officer of the Company or any Company Subsidiary of any increase in compensation, except in the ordinary course of business, or as was required under any Contract currently in effect or in effect at the time of such grant, (B) any granting by the Company or any Company Subsidiary to any such director or executive officer of any increase in severance or termination pay, except as was required under any Contract currently in effect or in effect at the time of such grant or (C) any entry by the Company or any Company Subsidiary into any employment, severance or termination agreement with any such director or executive officer;
     (v) any change in accounting methods, principles or practices by the Company or any Company Subsidiary, except insofar as was required by a change in GAAP;

     (vi) any sale, lease, license or disposition by the Company or a Company Subsidiary of any assets with a fair market value of $1,000,000 or more, other than sales of inventory and sales of obsolete assets in the ordinary course of business;
     (vii) any material amendment, restatement, supplement or waiver of any provision of the certificate of incorporation or bylaws (or other comparable governing documents) of the Company or any Company Subsidiary; or
     (viii) any agreement by the Company or any Company Subsidiary to do any of the foregoing.
     Section 3.8 Taxes.
     (a) Each of the Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All Taxes due by the Company or any Company Subsidiary, claimed to be due by any Governmental Entity, or that may become due by the Company or any Company Subsidiary with respect to any period (or portion thereof) ending on or before the Closing Date have been or will be paid prior to the Closing Date, have been accrued as a current liability in the Company Financial Statements or the financial statements referenced in Section 3.6(b) or will be reflected as a current liability in the calculation of the Estimated Closing Working Capital or Closing Date Working Capital, except to the extent that any failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Governmental Entity.
     (b) Except as set forth in Section 3.8(b) of the Company Disclosure Schedule, the most recent financial statements contained in the Audited Company Financial Statements reflect an adequate reserve in accordance with GAAP for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.
     (c) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any Company Subsidiary.
     (d) Except as set forth in Section 3.8(d) of the Company Disclosure Schedule, there is no dispute or claim concerning any Tax liability of the Company or any of the Company Subsidiaries either (A) claimed or raised by any Governmental Entity in writing or (B) as to which the Company has Knowledge based upon personal contact with any agent of such Governmental Entity; except, in the case of either (A) or (B), to the extent that any such dispute or claim has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     (e) Except as set forth in Section 3.8(e) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has waived any statute of limitations in respect of any Taxes or Tax Returns or agreed to any extension of time with respect to any Tax assessment or delinquency, which waiver or extension is currently in effect.
     (f) Except as set forth in Section 3.8(f) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement. Neither the Company nor any of the Company Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of the Company Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise, except, in each case, for such memberships or liabilities that have not had and would not reasonably be expected to have a Company Material Adverse Effect.
     (g) No written claim against or in respect of the Company or any Company Subsidiary (other than a claim that has been finally settled) has, since January 1, 2003, been made by any Governmental Entity in a jurisdiction where the Company does not file any material Tax Returns or pay or collect Taxes in respect of a particular type of Tax imposed by that jurisdiction, that the Company or such Company Subsidiary is subject to an obligation to file Tax Returns or pay or collect any material Taxes in respect of such Tax in that jurisdiction.

     (h) The Company has not received or applied for a Tax ruling and has not entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or similar provision of state or local law which closing agreement currently is in effect.
     (i) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or a “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
     (j) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any agreement or requirement to make any adjustments pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of foreign, state or local Law by reason of a change in accounting methods, or has any knowledge that any Governmental Entity has proposed any such adjustment or change in accounting methods or has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or operations of the Company or any Company Subsidiary, except to the extent that any such inclusion or exclusion, individually or in the aggregate, will not have and would not reasonably be expected to have a Company Material Adverse Effect. Except as otherwise set forth in the Company’s books, records and financial statements, there is no taxable income of any of the Company or any Company Subsidiary that will be reportable in a taxable period beginning after the Closing Date that is attributable to a transaction (such as an installment sale) that occurred prior to the Closing and except to the extent that any such taxable income, individually or in the aggregate, will not have and would not reasonably be expected to have a Company Material Adverse Effect.
     (k) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c)(3)(i)(A).
     (l) The Company has made (or has caused to be made) a valid election under Section 338(g) of the Code on the acquisition of the stock of A/S Arovit Petfood and corresponding elections under such Section for each subsidiary of A/S Arovit Petfood that existed on the date on which the stock of A/S Arovit Petfood was acquired.

     (m) For purposes of this Agreement:
     “Taxes” includes all forms of taxation, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, Federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.
     “Tax Return” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.
     (n) The representations and warranties of the Company and DPC made in this Section 3.8, Sections 3.6(b), (c) and (d), Section 3.7 and Section 3.10 are the only representations and warranties made in this Agreement with respect to Taxes.
     Section 3.9 Absence of Changes in Benefit Plans. Except as disclosed in the Filed DPC SEC Documents or in Section 3.9 of the Company Disclosure Schedule, since July 2, 2005, there has not been any adoption or material amendment by the Company or any Company Subsidiary of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan maintained by, or contributed to by, the Company or a Company Subsidiary providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (collectively, “Company Benefit Plans”). Except as disclosed in the Filed DPC SEC Documents or in Section 3.9 of the Company Disclosure Schedule, as of the date of this Agreement, there are not any severance or termination agreements or arrangements between the Company or any Company Subsidiary and any current executive officer or director of the Company or any Company Subsidiary or employment agreements or arrangements in writing between the Company and any current executive officer or director of the Company (collectively, the “Company Benefit Agreements”).
     Section 3.10 ERISA Compliance; Excess Parachute Payments.
     (a) Section 3.10(a) of the Company Disclosure Schedule contains a list of all Company Benefit Plans. Each Company Benefit Plan, other than any such plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Company Multiemployer Plan”), has been administered in compliance with its terms and applicable

Law, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All contributions required to have been made by the Company and the Company Subsidiaries under any Company Benefit Plan have been made by the due date therefor (including any extensions). There is no pending or, to the Knowledge of the Company, threatened material legal action, suit or claim relating to the Company Benefit Plans (other than routine claims for benefits). Except with respect to any Company Multiemployer Plan, the Company has made available, or prior to Closing will make available, to Newco true, complete and correct copies of each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof) and, to the extent applicable: (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust report for both ERISA funding and financial statement purposes, (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (the “IRS”) with respect to each Company Benefit Plan (if any such report was required), (iv) the most recent IRS determination letter, (v) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, (vi) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor, (vii) the most recent actuarial study of any pension, disability, post-employment life or medical benefits provided under any such Company Benefit Plan, (viii) all current employee handbooks and manuals and (ix) written statements regarding withdrawal or other multiemployer plan liabilities (or similar liabilities pertaining to any non-U.S. employee benefit plan sponsored by the Company or any Company Subsidiary, if any).
     (b) Except as disclosed in Section 3.10(b) of the Company Disclosure Schedule, all Company Benefits Plans (other than any Company Multiemployer Plan) that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) (“Company Pension Plans”) have been the subject of determination letters from the Internal Revenue Service to the effect that such Company Pension Plans are qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended (the “Code”), and no such determination letter has been revoked nor, to the Knowledge of the Company, has any revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would affect its qualification or increase its costs, in either case in any material respect. Each Company Benefit Plan that is maintained outside of the United States meets the conditions to qualify for tax exempt status, if applicable, or for such other favorable classification available in respect of such Company Benefit Plan under applicable Law.
     (c) Except as disclosed in Section 3.10(c) of the Company Disclosure Schedule, no Company Pension Plan (other than any Company Multiemployer Plan) had, as of the respective last annual valuation date for each such Company Pension Plan, an “unfunded benefit liability” (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to Newco. None of the Company Pension Plans (other than any Company Multiemployer Plan) has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. To the Knowledge of the Company, none of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any of the Company Benefit Plans (other than any Company Multiemployer Plans) which are subject to ERISA, including the Company Pension Plans (other than any Company Multiemployer Plans), any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA that could reasonably be expected to have a Company Material Adverse Effect. None of the Company Benefit Plans (other than any Company Multiemployer Plan) and trusts created thereunder has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Company Benefit Plan (other than any Company Multiemployer Plan), since April 2, 2005. Neither the Company nor any Company Subsidiary has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) with respect to any Company Multiemployer Plan.
     (d) Except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, with respect to any Company Benefit Plan (other than any Company Multiemployer Plan) that is an employee welfare benefit plan, (i) no such Company Benefit Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (ii) each such Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code, except for instances of non-compliance that could not reasonably be expected to result in a Company Material Adverse Effect and (iii) each such Company Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company Subsidiary on or at any time after the Effective Time other than liabilities for benefits accrued as of the date of amendment or termination.
     (e) Except as disclosed in Section 3.10(e) of the Company Disclosure Schedule, except for payments to be made pursuant to any plan or agreement filed as an exhibit to any Filed DPC SEC Document and except for matters related to any Company Multiemployer Plan, the execution and delivery by the Company of this Agreement do not, the execution and delivery of any other Transaction Agreement to which the Company is a party will not, and the consummation of the Merger and the other

Transactions and compliance with the terms hereof and thereof will not, (i) entitle any current employee, officer or director of the Company or any Company Subsidiary to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or Company Benefit Agreement, (iii) result in any payment or deemed payment that will constitute an “excess parachute payment” for purposes of Section 280G or 4999 of the Code or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement.
     Section 3.11 Litigation. Except as disclosed in the Filed DPC SEC Documents or in Section 3.11 of the Company Disclosure Schedule, there is no claim, suit, action, arbitration, investigation or proceeding (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary that (a) individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or (b) seeks any material injunctive relief and, as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or a Company Subsidiary that seeks to prevent or enjoin, or materially delay or alter, the consummation of the Transactions. Except as disclosed in Section 3.11 of the Company Disclosure Schedule, there is no Judgment currently in effect by which the Company, the Company Subsidiaries or any of their respective assets or properties are bound that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.12 Compliance with Applicable Laws. Except as disclosed in the Filed DPC SEC Documents or in Section 3.12 of the Company Disclosure Schedule, the Company and the Company Subsidiaries are and, since January 1, 2003, have been in compliance with (a) all applicable Laws and Judgments and (b) all manufacturing and quality control standards and packaging or product labeling requirements adopted or promulgated by the U.S. Department of Agriculture, the U.S. Food and Drug Administration or any other applicable Governmental Entity, except in the case of each of (a) and (b) for such instances of non-compliance that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.12 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral communication since January 1, 2003 from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance with any applicable Law or Judgment, except for any matters of non-compliance that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.8, or environmental matters, which are the subject of Section 3.13.
     Section 3.13 Environmental Matters. Except as set forth in Section 3.13 of the Company Disclosure Schedule, since January 1, 2003, neither the Company nor any of the Company Subsidiaries (i) has held, released or disposed of, and, to the Knowledge of the Company, no other person has held, released or disposed of, any Hazardous Substances (as defined below) on, under, from or at any properties that have been owned or operated by the Company or a Company Subsidiary at any time on or after January 1, 2003 during such time on or after such date as the Company or a Company Subsidiary actually owned or operated such property, in each case other than in a manner that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (ii) has or had any Knowledge of the presence of any Hazardous Substances on, under or at any properties that have been owned or operated by the Company or a Company Subsidiary at any time on or after January 1, 2003 during such time on or after such date as the Company or a Company Subsidiary actually owned or operated such property, other than in a manner that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (iii) has received any written notice under any Environmental Laws (A) requiring any investigation for Hazardous Substances at or arising from any properties that have been owned or operated by the Company or a Company Subsidiary at any time on or after January 1, 2003 during such time as the Company or a Company Subsidiary actually owned or operated such property or (B) demanding payment of any material amount for a response to or the investigation or remediation or of Hazardous Substances at or arising from any of the Company’s or any properties that have been owned or operated by the Company or a Company Subsidiary at any time on or after January 1, 2003 during such time on or after such date as the Company or a Company Subsidiary actually owned or operated such property on or after such date, (iv) have been in non-compliance with any applicable Environmental Law (including any Consent issued under any applicable Environmental Laws), except for such matters of non-compliance that have not had and are not reasonably likely to have, in the aggregate, a Company Material Adverse Effect. There are no Proceedings currently pending or, to the Knowledge of the Company, threatened in writing against the Company or the Company Subsidiaries alleging the violation of or non-compliance with or any other liability arising under any applicable Environmental Laws, except for such matters of non-compliance or matters of other liability that have not had and would not reasonably be expected to have, in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, the term (i) “Hazardous Substance” shall mean any toxic or hazardous materials or substances, including asbestos, buried contaminants, chemicals, polychlorinated biphenyls, flammable explosives, radioactive materials, petroleum and petroleum products and any substances defined as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials” or “toxic substances” or words of similar import under any Environmental Law and (ii) “Environmental Laws” shall mean all presently existing Laws pertaining to Hazardous Substances, pollution, or the protection of human health (as it relates to exposure to Hazardous Substances), natural resources or the environment, including, without limitation, the Clean Air Act, the Federal Water Pollution Control Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act and the Toxic Substance Control Act. Notwithstanding anything herein to the contrary, the representations of the Company made in Section 3.5, Section 3.6(d) and this Section 3.13 are the only representations and warranties made by the Company with respect to environmental matters.
     Section 3.14 Contracts.
     (a) Except as disclosed in the Filed DPC SEC Documents and except as set forth in Section 3.14(a) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to any Contract of the following kinds:
     (1) any Contract relating to indebtedness for borrowed money, or commitment to incur indebtedness for borrowed money, of the Company or any of the Company Subsidiaries or any Contract (including any keepwell or similar agreement) under which the Company or any of the Company Subsidiaries has directly or indirectly guaranteed the indebtedness for borrowed money of any other person, in each case in excess of $500,000, or any Contract relating to the issuance of performance bonds, surety bonds, letters of credit or other credit support;
     (2) any Contract providing for the sale, assignment, lease, license or other disposition of any asset with a value in excess of $1,000,000 or any material right of the Company or any Company Subsidiary, except for sales of inventory and sales of obsolete assets in the ordinary course of business;
     (3) except as set forth in Section 3.15 or Section 3.22 to the Company Disclosure Schedule, any Contract granting a Lien upon any material asset of the Company or any Company Subsidiary, other than Permitted Liens;
     (4) any partnership, limited liability company or joint venture agreement in which the Company or any of the Company Subsidiaries participates as a partner, member or joint venturer;

     (5) any material sales agency, sales representation, distributorship, broker or franchise Contract (or series of related Contracts) that is not terminable without penalty on 90 days’ notice or less;
     (6) any Contract (or series of related Contracts) that requires the payment by or on behalf of the Company or any of the Company Subsidiaries in excess of $1,000,000 per annum, or provides for the Company or any of the Company Subsidiaries to receive any payments in excess of, or any property with a fair market value in excess of $1,000,000 per annum, including, in each case, any Contracts involving any material “take-or-pay” or similar obligations;
     (7) any Contract under which it has advanced or loaned more than $100,000 to any of its directors, officers, employees or stockholders outside the ordinary course of business of the Company or any Company Subsidiary;
     (8) any material Contract (or series of related Contracts that are collectively material) between the Company or any Company Subsidiary, on the one hand, and any person listed in Section 3.21 of the Company Disclosure Schedule, on the other, including any cost-sharing arrangements or similar Contracts;
     (9) any Contract that limits the ability of the Company or any Company Subsidiary to compete in any line of business in any material respect or with any person in any material respect or in any area in any material respect; or
     (10) any material Contract granting rights in Intellectual Property to or from the Company or any of the Company Subsidiaries, other than non-exclusive licenses of generally commercially available “off the shelf” software requiring annual fees of less than $250,000.
     (b) Neither the Company nor any of the Company Subsidiaries or, to the Knowledge of the Company, any other party, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Company Benefit Agreement or any Contract attached as an exhibit to any Filed DPC SEC Document or disclosed in Section 3.14(b) of the Company Disclosure Schedule (collectively, the “Material Contracts”) to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Each Material

Contract is in full force and effect and constitutes the legal, valid and binding obligation of the Company or the Company Subsidiary party thereto, as the case may be, and, to the Knowledge of the Company, each other party thereto, enforceable against such party in accordance with its terms. No party to a Material Contract has given any written notice of termination or cancellation of such Material Contract or that it intends to assert a breach of, or seek to terminate or cancel, such Material Contract as a result of the Transactions.
     Section 3.15 Title to Properties.
     (a) Section 3.15(a) of the Company Disclosure Schedule lists the location of each interest in real property owned by each of the Company and the Company Subsidiaries (the “Owned Real Property”). With respect to each piece of Owned Real Property:
     (1) except as set forth in Section 3.15(a) of the Company Disclosure Schedule, the entity owning such Owned Real Property has good and marketable fee simple title to such parcel, free and clear of all Liens, other than Permitted Liens and Liens set forth in Section 3.15(a) of the Company Disclosure Schedule;
     (2) except as set forth in Section 3.15(a) of the Company Disclosure Schedule, there are no written subleases, licenses, concessions or other agreements granting to any third party the right of use or occupancy of any material portion of any such Owned Real Property or rights to purchase any such Owned Real Property or any material portion thereof or any material interest therein;
     (3) to the Knowledge of the Company, there is no threatened or contemplated special assessment or condemnation against any such Owned Real Property; and
     (4) no material portion of any such Owned Real Property is subject to any pending condemnation Proceeding and, to the Knowledge of the Company, there is no threatened condemnation Proceeding with respect thereto.
     The representations set forth in this Section 3.15 are the sole representations made by the Company with respect to any real property owned by the Company or a Company Subsidiary.

     (b) Section 3.15(b) of the Company Disclosure Schedule lists all real property and interests in real property used by the Company or one of the Company Subsidiaries (“Leased Real Property”) pursuant to written leases, subleases, licenses and/or any other types of written occupancy agreements that are material to the continued operation of the business of the Company or such Company Subsidiary as currently operated (“Real Property Leases”). The Company or one of the Company Subsidiaries has a valid and enforceable leasehold interest under each of such real property leases, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or limiting creditors’ rights generally and general principles of equity, and, to the Knowledge of the Company, none of the Company and/or the Company Subsidiaries has received any written notice of any default or event which, with notice or lapse of time, or both, would constitute a default by the Company or such Company Subsidiary under any of the Real Property Leases, except such defaults that do not have and would not be reasonably likely to have, in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, the Company and each of the Company Subsidiaries has complied in all material respects with the terms of all Real Property Leases to which it is a party. All such Real Property Leases are in full force and effect, and neither the Company nor any Company Subsidiary has sent a written notice to the other party to a Real Property Lease stating that such other party to such Real Property Lease is in material default thereunder. The Company and each of the Company Subsidiaries enjoys peaceful and undisturbed possession under all such Real Property Leases.
     (c) The Owned Real Property and the Leased Real Property (collectively, the “Real Property”) constitute all of the fee and leasehold interests in real property required for the continued conduct of the business of the Company and the Company Subsidiaries as currently conducted. All buildings, structures, material fixtures and material improvements included within the Real Property (the “Improvements”) are in good repair and operating condition, subject only to ordinary wear and tear, and are suitable for the purposes for which they are presently used, in each case in all material respects. To the Knowledge of the Company, there are no facts or conditions affecting any of the Improvements that, individually or in the aggregate, would reasonably be expected to interfere in any material respect with the current use, occupancy or operation thereof.
     Section 3.16 Intellectual Property. Except as set forth on Section 3.16 of the Company Disclosure Schedule, the Company and the Company Subsidiaries own, or license or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, domain names, software, Internet websites, copyrights and other proprietary intellectual property rights and computer programs (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any of the Company Subsidiaries is in material default under any license concerning the use of any material Intellectual Property Rights and, to the Knowledge of the Company, there are no pending or threatened claims that the Company or any of the Company Subsidiaries is in material default under any license concerning the use of any material Intellectual Property Rights. All material licenses to use any material Intellectual Property Rights to which the Company or any of the Company Subsidiaries is a party are in full force and effect and constitute the legal, valid and binding obligation of the Company or the Company Subsidiary party thereto, as the case may be, and, to the Knowledge of the Company, each other party thereto, enforceable against each such party in accordance with its terms. Except as set forth in Section 3.16 of the Company Disclosure Schedule, there are no claims currently pending or, to the Knowledge of the Company, threatened in writing that the Company or any of the Company Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any material Intellectual Property Right. To the Knowledge of the Company, except as set forth in Section 3.16 of the Company Disclosure Schedule, (i) the conduct of the business of the Company and the Company Subsidiaries does not infringe on the rights of any person with respect to any material Intellectual Property Right and (ii) no person is infringing the rights of the Company or any of the Company Subsidiaries with respect to any material Intellectual Property Right. The Company or one of the Company Subsidiaries has taken reasonable actions to maintain the secrecy of all confidential material Intellectual Property Rights used in the business of the Company and the Company Subsidiaries, except where the failure to do so, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
     Section 3.17 Labor Matters. Except as set forth in Section 3.17 of the Company Disclosure Schedule, there are no collective bargaining or other labor union agreements to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound. Except as set forth in Section 3.17 of the Company Disclosure Schedule, (i) there are no material employee strikes, work stoppages, slowdowns or lockouts currently pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries, (ii) there is no labor union which has filed a current petition with the National Labor Relations Board seeking certification as the collective bargaining representative of any employee of the Company or any of the Company Subsidiaries and, to the Knowledge of the Company, no labor union is engaged in any organizing activity with respect to any employee of the Company or any of the Company Subsidiaries, and (iii) no collective bargaining agreement is currently being negotiated by the Company or any Company Subsidiary.
     Section 3.18 Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company.

     Section 3.19 Insurance.
     (a) The Company has made available to Newco true and complete copies of all material policies of liability, theft, fidelity, business interruption, key man life, fire, product liability, workers’ compensation and other material insurance policies and self-insurance programs held or maintained by the Company or any Company Subsidiary. Such policies are in full force and effect. Except as set forth in Section 3.19(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has reached or exceeded its policy limits for any insurance policy in effect at any time during the past twelve (12) months.
     (b) With respect to each insurance policy of the Company and the Company Subsidiaries set forth on Section 3.19(a) of the Company Disclosure Schedule, (i) all premiums due with respect thereto are currently paid, (ii) to the Knowledge of the Company, there are no outstanding claims currently pending under any such policy in an amount materially higher than the amount of any past claims under such policy, (iii) neither the Company nor any Company Subsidiary has received any written notice that such policy has been or shall be canceled or terminated or will not be renewed on substantially the same terms as are now in effect or the premium on such policy shall be increased on the renewal thereof, and (iv) no such policy will terminate or lapse by reason of the Transactions, in each case, except where such non-payment, increase, cancellation, termination or nonrenewal, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. Except as set forth in Section 3.19(b) of the Company Disclosure Schedule, during the past twelve (12) months, there have not been any material claims against the Company or any Company Subsidiary in which the insurer has denied coverage. To the Knowledge of the Company, the insurance coverage of the Company, in the aggregate, is reasonable and customary for the business operations of a company in the private label pet food industry.
     Section 3.20 Related Party Transactions. Except as set forth in Section 3.20 of the Company Disclosure Schedule and except for employment arrangements entered into in the ordinary course of business, no affiliate of the Company or any Company Subsidiary (including the holders of Company Common Stock) is currently a party to any Contract, or has otherwise entered into any transaction that is currently pending, with the Company or a Company Subsidiary that (i) calls for the (A) payment by or on behalf of the Company or any of the Company Subsidiaries in excess of $500,000 per annum or (B) delivery by the Company or any Company Subsidiaries of goods or services with a fair market value in excess of $500,000 per annum, (ii) provides for the Company or any Company Subsidiaries to receive any payments in excess of, or any property with a fair market value in excess of, $500,000 per annum or that does not provide for any payment, delivery of goods or services or receipt of property or otherwise was not entered into on an arms-length basis or (iii) is otherwise material to the Company and the Company Subsidiaries, taken as a whole.
     Section 3.21 Customers and Suppliers. Section 3.21 of the Company Disclosure Schedule list the names of the ten largest customers of the business of the Company and the Company Subsidiaries on a consolidated basis as of July 2, 2005 (determined by reference to sale revenue from such customer during the twelve months preceding July 2, 2005) and the ten largest suppliers of the business of the Company and the Company Subsidiaries on a consolidated basis as of July 2, 2005 (determined by reference to payments actually made during the twelve months preceding July 2, 2005). Except as set forth in Section 3.21 of the Company Disclosure Schedule, none of the customers or suppliers listed therein has materially reduced its business with the Company or any Company Subsidiary or has provided written or, to the Knowledge of the Company, oral notice indicating that such customer or supplier will terminate or reduce its business with the Company or any Company Subsidiary, except for such terminations or reductions that do not have and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.22 Personal Property. Except as set forth in Section 3.22 of the Company Disclosure Schedule, the Company and the Company Subsidiaries (a) own, lease or license from third parties, all material tangible personal property required to conduct its and their respective businesses in the manner currently conducted and (b) have good and valid title to all such material tangible personal property owned by it or them, free and clear of all Liens, other than Permitted Liens. All such material tangible personal property is in sufficient repair and operating condition for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, ordinary wear and tear excepted and is suitable for its intended use in all material respects.
     Section 3.23 Product Recalls. Except as set forth in Section 3.23 of the Company Disclosure Schedule, there has been no material recall of products (a “Recall”) conducted by the Company or any Company Subsidiary since January 1, 2003 with respect to any product manufactured (or to be manufactured), sold, marketed or distributed by or on behalf of the Company or any Company Subsidiary; provided, however, that a “Recall” shall not include any voluntary return or withdrawal of any product by an individual customer or group of customers; and provided, further, however, that none of the matters set forth in Section 3.23 of the Company Disclosure Schedule has had, or would reasonably be expected to have, a Company Material Adverse Effect. Except as set forth in Section 3.23 of the Company Disclosure Schedule and except for Contracts that the Company or any of the Company Subsidiaries have entered into, or offered to enter into, in the ordinary course of business consistent with past practice, neither the Company nor any of the Company Subsidiaries has entered into, or offered to enter into, any Contract pursuant to which the Company or any of the Company Subsidiaries is or will be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to any customer.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF NEWCO
     Newco represents and warrants to the Company as follows:
     Section 4.1 Organization, Standing and Power. Newco is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate or similar power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Newco Material Adverse Effect. Newco has delivered to the Company true and complete copies of its certificate of incorporation and by-laws or comparable organizational documents, in each case as amended.
     Section 4.2 Newco. Newco was formed solely for the purpose of engaging in the Transactions and, since the date of its incorporation, Newco has not carried on any business or conducted any operations other than the execution of this Agreement and the other Transaction Agreements to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary hereto and thereto. As of the date hereof, the authorized capital stock of Newco consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are free and clear of any Lien. Newco does not have any subsidiaries and does not currently own and, prior to the Closing Date, will not purchase or acquire, any equity interests, or make any other investments, in any person.
     Section 4.3 Authority; Execution and Delivery; Enforceability. Newco has all requisite corporate or similar power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Merger and the other Transactions. All necessary corporate and stockholder or similar action has been taken by Newco to authorize the execution, delivery and performance by it of this Agreement and each other

Transaction Agreement to which it is a party. Newco has duly authorized and executed this Agreement and, at or prior to Closing, will have executed and delivered each other Transaction Agreement to which it is a party. This Agreement is, and each other Transaction Agreement to which Newco is a party, when duly executed and delivered at or prior to the Closing by Newco, as the case may be, will be, the legal, valid and binding obligation of Newco, as the case may be, enforceable against Newco, as the case may be, in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity.
     Section 4.4 No Conflicts; Consents.
     (a) The execution and delivery by Newco of this Agreement does not, and the execution and delivery of each other Transaction Document to which it is a party will not, and consummation of the Merger and the other Transactions and compliance with the terms of this Agreement and each other Transaction Agreement to which it is a party will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Newco under, any provision of (i) the certificate of incorporation, by-laws or similar organizational documents of Newco, (ii) any Contract to which Newco or any of its affiliates is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.4(b), any Judgment or Law applicable to Newco or any of its affiliates or any of its respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect.
     (b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Newco in connection with the execution, delivery and performance of any Transaction Agreement to which Newco or any of its affiliates is a party or the consummation of the Transactions, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) filings that may be required under applicable foreign antitrust or competition Laws, (iii) such filings as may be required in connection with the Taxes described in Section 5.10 and (iv) such other items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect.

     Section 4.5 No Litigation. There are no Proceedings by a Governmental Entity or any other person pending or, to the Knowledge of Newco, threatened in writing which, individually or in the aggregate, have had or would reasonably be expected to have a Newco Material Adverse Effect, nor is there any Judgment outstanding against Newco or any of its affiliates that has had or would reasonably be expected to have a Newco Material Adverse Effect.
     Section 4.6 Financing. Newco has received commitment papers (the “Commitment Papers”) from Lehman Brothers Inc. and Lehman Commercial Paper Inc. in connection with the debt financing required to consummate the Transactions (the “Debt Financing Facility”). True, correct and complete executed copies of the Commitment Papers, including all amendments and attachments thereto on or prior to the date hereof, have previously been provided to the Company, and the Commitment Papers (in the form provided to the Company) are in full force and effect. Newco has received an equity commitment letter (the “Equity Commitment Letter”) from the Ontario Teachers Pension Plan Board in connection with the equity financing required to consummate the Transactions (the “Equity Financing Facility”). A true, correct and complete copy of the Equity Commitment Letter, including all amendments and attachments thereto, has previously been provided to the Company and the Equity Commitment Letter (in the form provided to the Company) is in full force and effect.
     Section 4.7 Brokers. No broker, investment banker, financial advisor or other person, other than Lehman Brothers Inc., the fees and expenses of which will be paid by Newco, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Newco or any of its affiliates.
     Section 4.8 Disclaimer Regarding Projections; No Additional Representations; No Reliance. In connection with Newco’s investigation of the Company, Newco has received from the Company certain projections, estimates and other forecasts and certain business plan information (collectively, “Projections”). Newco acknowledges that there are uncertainties inherent in attempting to make such Projections, that it is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Projections so furnished to it and any use of, or reliance by, it on such Projections shall be at its sole risk, and without limiting any other provisions herein, that it shall have no claim against anyone with respect thereto. Newco acknowledges that none of the Company, any Company Subsidiary or any other person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any Projections, any written or oral information regarding the Company or any Company Subsidiary furnished or made available to Newco and any officer, director or employee of, or any investment banker, financing source, accountant, consultant, attorney or other advisor or representative (collectively, “Representatives”) of Newco or otherwise with respect to the Company, the Company Subsidiaries or their operations, business, financial condition, assets, liabilities or prospects, except as expressly set forth in Article III of this Agreement, and none of the Company, any Company Subsidiary or any other person shall have or be subject to any liability to Newco or any other person resulting from the distribution to Newco and its Representatives, or Newco’s or any Representative’s use of, any such Projections, written or oral information, and any information, documents or material made available to Newco and their Representatives in any form; provided that the foregoing acknowledgements shall not preclude Newco or any of its respective affiliates from seeking any available remedy for fraud. Newco shall acquire the Company and the Company Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly represented or warranted in Article III of this Agreement. Newco has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the Merger and the other Transactions and is capable of bearing the economic risks of the Merger and the other Transactions. Except for the express representations and warranties of the Company and the Company Subsidiaries set forth in Article III, neither the Company nor any Company Subsidiary has made, and Newco is not relying on, any other representation or warranty thereof.
ARTICLE V
COVENANTS; ADDITIONAL AGREEMENTS
     Section 5.1 Conduct of Business. Except for matters set forth in Section 5.1 of the Company Disclosure Schedule or otherwise required by the Transaction Agreements, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in all material respects in the usual, regular and ordinary course, consistent with past practice (including with respect to the collection of accounts receivable and the payment of accounts payable), and use its commercially reasonable efforts to preserve intact its properties and assets and its relationships with third parties and to keep available the services of its present officers and employees. In addition to and without limiting the generality of the foregoing, except for matters set forth in Section 5.1 of the Company Disclosure Schedule or otherwise required by the Transaction Agreements, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly, do any of the following without the prior written consent of Newco (such consent not to be unreasonably withheld):

     (a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than (A) dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent and (B) dividends required to be declared and/or paid by DPC with respect to the DPC Preferred Stock in accordance with the terms of the Certificate of Designations, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, other than the repurchase of not more than 120,000 shares of Class A Common Stock owned by certain current or former employees of the Company or the Company Subsidiaries in connection with the foreclosure on certain employee loans that are guaranteed by the Company or a Company Subsidiary that were made to finance the purchase by such employees of such Class A Common Stock;
     (b) issue, deliver, sell or grant (i) any shares of its capital stock, (ii) any Voting Company Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) the issuance of shares of Class A Common Stock upon the exercise of Company Options outstanding on the date of this Agreement and (B) the issuance of shares of Class A Common Stock upon the exercise of Company Warrants outstanding on the date hereof and in accord with their present terms;
     (c) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;
     (d) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any person or any division thereof in any such case that is or are material to the Company and the Company Subsidiaries, taken as a whole, or (ii) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except for (A) acquisitions of inventory in the ordinary course of business, (B) intercompany transfers and acquisitions in the ordinary course of business and (C) capital expenditures made in accordance with the Company’s 2005 budget;
     (e) (i) grant to any executive officer or director of the Company or any Company Subsidiary any increase in compensation, except to the extent required under any

Contract or Company Benefit Plan in effect on the date hereof, (ii) grant to any such executive officer or director any increase in severance or termination pay, (A) except to the extent required under any Contract or Company Benefit Plan in effect on the date hereof, and (B) except for the award of transaction bonuses (collectively, the “Transaction Bonuses”) in the aggregate amount set forth on Section 5.1 of the Company Disclosure Schedule, with such other terms as Newco and the applicable bonus recipient shall agree; it being understood and agreed that the aggregate amounts of all Transaction Bonuses set forth on Section 5.1 of the Company Disclosure Schedule be deemed Company Transaction Expenses; (iii) enter into any employment, severance, termination or similar agreement with any such executive officer or director (other than Contracts entered into at the request of Newco in connection with the consummation of the Transactions) or (iv) establish, adopt, enter into or amend in any material respect or terminate any collective bargaining agreement or Company Benefit Plan;
     (f) make any material change in accounting methods, principles or practices, except for changes required by a change in GAAP or required by the auditors of the Company and the Company Subsidiaries;
     (g) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except sales of inventory and sales or disposals of excess or obsolete assets in the ordinary course of business;
     (h) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another person or enter into any keepwell or similar arrangement, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than (A) indebtedness of the Company and the Company Subsidiaries set forth in Section 2.1(a)(6) and (B) intercompany loans made and indebtedness incurred in the ordinary course of business;
     (i) (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business or (ii) cancel any material indebtedness or waive any material claims or material rights of substantial value;

     (j) amend any material Tax Returns, make or rescind any express or deemed material election relating to Taxes, settle or compromise any material Proceeding relating to Taxes, enter into any material closing agreement (pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign Law) or surrender any right to claim a refund of Taxes; or
     (k) amend or modify any hedging arrangements in respect of commodity purchases of the Company or any Company Subsidiary, except for any such amendments or modifications in the ordinary course of business consistent with past practice; or
     (l) authorize any of, or commit or agree to take any of, the foregoing actions.
     Section 5.2 No Solicitation. Until the earlier of Closing or termination of this Agreement pursuant to the terms hereof, the Company shall not, and shall not authorize or permit its affiliates or Representatives to, directly or indirectly, (i) solicit, initiate or encourage the submission of (A) any proposal or offer for a merger, share exchange, business combination, consolidation, dual listed structure, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving the Company or DPC, (B) any proposal or offer to acquire in any manner a material equity interest in any voting securities of the Company or DPC or (C) any proposal or offer to acquire, lease, exchange, mortgage, pledge, dispose of or otherwise transfer, in any manner (including through any arrangement having substantially the same economic effect as a sale of assets), a substantial portion of the assets of the Company and the Company Subsidiaries, taken as a whole, in a single transaction or a series of related transactions or (ii) participate in any discussions or negotiations regarding, furnishing any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing (other than disclosing to such person that the Company is subject to the terms of the exclusivity agreement set forth in this Section 5.2). The Company shall promptly advise Newco in the event that any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited) has been made or received (but not the identity of the person making, or the terms of, any such proposal, offer, inquiry or contact).
     Section 5.3 Access to Information. The Company shall, and shall cause each Company Subsidiary to (i) afford to Newco and its Representatives reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, records, Contracts, commitments, and executive officers and management employees and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, make available promptly to Newco and its Representatives all other information concerning its business, properties and personnel as

Newco may reasonably request and (ii) deliver copies of monthly and quarterly balance sheets, statements of operations and cash flows and any other financial information or operating data and reports customarily prepared by or for the management of the Company in the ordinary course of business; provided, however, that the Company and the Company Subsidiaries may withhold any documents or information that is subject to the terms of a confidentiality agreement with a third party. No investigation or review of information pursuant to this Section 5.3 or otherwise shall affect any of the representations or warranties of any of the parties set forth herein.
     Section 5.4 Consents. Newco acknowledges that certain Consents with respect to certain Contracts and permits may need to be obtained in connection with the Transactions and that such Consents may not be obtained prior to the Closing, and Newco agrees that, except with respect to the delivery of the Consents listed in Section 6.2(d) of the Company Disclosure Schedule, which Consents are required to be delivered as a condition to Closing, no representation, warranty or covenant of the Company contained herein shall be breached or deemed breached, and no condition to Closing shall be deemed not satisfied, as a result of (i) the failure to obtain any such Consent, (ii) any termination or cancellation of any Contract or permit due to the failure to obtain such Consent or (iii) any Proceedings commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such Consent or any such termination or cancellation. The Company shall use its commercially reasonable efforts to obtain all such Consents at or prior to Closing; provided, however, that, for purposes of this Section 5.4, “commercially reasonable efforts” shall not include any obligation of the Company or any Company Subsidiary to expend money (other than nominal amounts), make any concessions (monetary or otherwise) or commence or participate in any Proceeding.
     Section 5.5 Benefit Plans.
     (a) For a period of not less than one year after the Effective Time, the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) shall maintain the Company Benefit Plans (other than plans providing for the issuance of Company Common Stock or based on the value of Company Common Stock) for the benefit of individuals who are employees of the Company or any Company Subsidiary as of the Effective Time (the “Company Employees”) at benefit levels substantially comparable in the aggregate to those in effect on the date of this Agreement (excluding for all purposes any long-term or equity-based incentive plans or arrangements) and (ii) maintain the base salary or base wage rate of each Company Employee at a level not less than that provided to such Company Employee immediately prior to the Effective Time.

     (b) From and after the Effective Time, the Surviving Corporation shall honor in accordance with their respective terms (as in effect on the date of this Agreement), all the employment, severance and termination agreements, plans and policies of the Company and the Company Subsidiaries.
     (c) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by the Surviving Corporation or any of its subsidiaries or affiliates (including any severance plan), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with the Company or any Company Subsidiary shall be treated as service with the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.
     (d) Newco shall waive, or cause to be waived, any pre-existing condition limitation under any welfare benefit plan maintained by Newco (other than the Surviving Corporation and its subsidiaries) in which the Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitation would have been applicable under the comparable welfare benefit plan of the Company or any Company Subsidiary immediately prior to the Effective Time. Newco shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
     (e) As soon as practical following the date hereof and in any event no later than immediately prior to the Closing, the Company shall use its commercially reasonable efforts to obtain the approval of each Transaction Bonus by the Company’s stockholders in a manner that complies with the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder.
     Section 5.6 Indemnification.
     (a) Newco agrees that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors, officers or other employees of the Company and the Company Subsidiaries currently indemnified by the Company and the Company Subsidiaries (collectively, the “Covered Persons”) as provided as of the date hereof in their respective certificates of incorporation or by-laws or as provided pursuant to a resolution of the board of directors of the Company or a Company Subsidiary, as applicable, shall survive the Transactions and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time. Subject to Section 5.7, the Surviving Corporation shall maintain for a period of not less than six years from the Effective Time an insurance policy of the Company and the Company Subsidiaries providing coverage for events occurring prior to the Effective Time (the “D&O Insurance”) for all Covered Persons as of the date of this Agreement during such six year period on terms and conditions no less favorable in the aggregate than the existing D&O Insurance. Newco, on behalf of the Surviving Corporation, shall obtain the D&O Insurance (in the form of a “tail policy” or otherwise) on or prior to the Closing Date in form and substance reasonably acceptable to the Company.
     (b) The Surviving Corporation shall, to the fullest extent permitted by applicable Law, honor all of the Company’s obligations to indemnify (including any obligations to advance funds for expenses) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company By-laws, individual indemnity agreements, board resolution or otherwise, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-laws and such board resolutions or individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.
     (c) From and after the Effective Time, to the fullest extent permitted by applicable Law and provided in the organizational documents of the Company and the Company Subsidiaries as of the date hereof, the Surviving Corporation shall indemnify, defend and hold harmless the Covered Persons and any employee of the Company or any Company Subsidiary who acts as a fiduciary under any Company Benefit Plan (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys’ fees and disbursements), Judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Proceeding in respect of actions or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party’s duties as an officer, director or employee of the Company or any Company Subsidiaries, including in respect to this Agreement, any other Transaction Agreement, the Merger and the other Transactions. If, but only if, for any reason the indemnity provided for in this Section is unavailable to any Indemnified Party pursuant to this Section or is insufficient to hold each such Indemnified Party harmless from all such Losses, then the Surviving Corporation shall contribute the amount paid or payable by such Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Company, on the one hand, and the Indemnified Party, on the other hand, but also the relative fault of such Indemnified Party as well as any relevant equitable considerations.
     Section 5.7 Fees and Expenses. All fees and expenses incurred by Newco or its affiliates in connection with the Merger and the other Transactions shall be paid by Newco or such affiliate, whether or not the Merger is consummated. The Company Transaction Expenses shall be paid (i) in the manner specified in Sections 2.1(a) and (e), if the Merger is consummated, or (ii) by the Company, if the Merger is not consummated. All fees and expenses of the Company and the Company Subsidiaries incurred by any of them incident or relating to the negotiation, preparation, execution or consummation of this Agreement and the Transactions, and the performance by any of them of their obligations hereunder and under the other Transaction Agreements (including, without limitation, their fees and expenses of counsel, accountants, investment bankers, experts and other representatives) shall be deemed to be Company Transaction Expenses. Notwithstanding the foregoing, (i) all filing fees and similar expenses incurred in connection with the filings required to be made with any Governmental Entity and the Governmental Authorizations to be received, in each case in connection with the Transactions, including all filing fees to be paid in connection with the HSR Act, shall be paid by Newco and (ii) all fees and expenses incurred in connection with the obligations to obtain D&O Insurance set forth in Section 5.6(a) (including the aggregate costs of pursuing any related insurance claims and any correspondent increases in premiums) shall be paid by the Stockholder Representative (on behalf of the Covered Persons).
     Section 5.8 Filings with Governmental Entities.
     (a) Each of the Company and Newco shall as promptly as practicable, but in no event later than five (5) Business Days following the determination by Newco and the Company that approval under the HSR Act is required in order to consummate the Merger, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Merger and the other Transactions, and shall thereafter promptly submit any supplemental information requested in connection therewith pursuant to the HSR Act. Each of Newco and the Company shall furnish to the other party such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act. The Company and Newco shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Each of the Company and Newco shall request early termination under the HSR Act. Each of the

Company and Newco shall use its commercially reasonable efforts to obtain any clearance required under the HSR Act in order to consummate the Transactions.
     (b) Each of the Company and Newco shall as promptly as practicable take all other reasonable actions necessary to comply with all other legal requirements that may be imposed on it and obtain any other clearances from any other Governmental Entity required with respect to the Merger and the other Transactions (including, without limitation, promptly, but in no event later than five (5) Business Days following the execution and delivery of this Agreement, make any other filings or notifications required to be made by or with any other Governmental Entities). Each of Newco and the Company shall furnish to the other party such necessary information and reasonable assistance as the other may reasonably request in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger and the other Transactions.
     Section 5.9 Public Announcement. The Company and Newco agree that no public release or announcement concerning the transactions contemplated by this Agreement and the other Transaction Agreements shall be issued by any party without the prior consent of the other parties hereto (which consent shall not be unreasonably withheld), except such releases or announcements as may be required by applicable Laws or the rules or regulations of any applicable stock exchange, in which case the party making the release or announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, no provision of this Agreement shall relieve Newco or any of its Representatives from any of its obligations under Section 5.3(b) or (c).
     Section 5.10 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by the Surviving Corporation after the Closing.
     Section 5.11 Confidentiality Agreement. The Company agrees that the Confidentiality Agreement between the Company and Ontario Teachers Pension Plan Board, dated as of July 18, 2005 (the “Confidentiality Agreement”), shall stay in full force and effect in accordance with its terms and Newco agrees to be bound by such confidentiality agreement to the same extent as Ontario Teachers’ Pension Plan Board as though it were a party thereto.

     Section 5.12 Notice of Breach.
     (a) The Company shall give prompt notice to Newco of (i) any threat or commencement against the Company or any Company Subsidiary of any Proceeding by, against, or affecting the Company or any Company Subsidiary or any of their properties, operations or assets, which would have a Company Material Adverse Effect, (ii) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (iii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement pursuant to Section 6.1 or Section 6.2; provided, however, that, except as specifically provided in Section 9.3(e), no such notification shall affect the representations, warranties, covenants or agreements of the Company or the conditions to the obligations of Newco under this Agreement.
     (b) Newco shall give prompt notice to the Company of (i) any threat or commencement against Newco of any Proceedings by, against or affecting Newco or any of their properties, operations or assets, which would have a Newco Material Adverse Effect, (ii) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (iii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement pursuant to Section 6.1 or 6.2; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of Newco or the conditions to the obligations of Newco under this Agreement.
     Section 5.13 Financing.
     (a) Newco shall promptly provide to the Company copies of all material amendments, waivers or other modifications to the final execution copies of the Commitment Papers provided to the Company prior to the date hereof (the “Executed Commitment Papers”) (any such amendment, modification or waiver not to be made without the prior written consent of the Company if the result of such amendment, modification or waiver would be to lower the aggregate principal amount of financing available under the Commitment Papers or to amend or modify any of the conditions to providing the financing contained in the Executed Commitment Papers, the date on which the commitment to provide such financing will expire or terminate or the terms giving rise to a right for a party to terminate the Executed Commitment Papers); and

Newco shall promptly provide to the Company full, complete and correct copies of the commitment papers (or similar financing papers), and any material amendments, waivers or modifications thereto, executed and delivered in connection with any alternate financing facility obtained by Newco in lieu of the Debt Financing Facility (which alternate financing facility shall have conditions to the closing and termination provisions that are the same as those set forth in the Executed Commitment Papers and shall contain a commitment by the financing sources providing such alternate facility to provide an aggregate principal amount of financing that is not less than the aggregate principal amount of financing provided under the Executed Commitment Papers). Newco shall also promptly inform the Company if, to the Knowledge of Newco, any material adverse developments shall arise or occur on or prior to the Closing Date with respect to or in connection with the financing contemplated by the Executed Commitment Papers or any alternate facility obtained by Newco. Newco shall use its commercially reasonable efforts to perform and comply with all obligations and conditions required by the Executed Commitment Papers (or any commitment papers or similar financing papers executed and delivered in connection with any alternate financing facility obtained by Newco) to be performed or satisfied by Newco or any of its affiliates prior to, at and as of the Closing Date, it being understood and agreed that nothing contained herein shall (i) require Newco to agree to any amendment, waiver or modification of the Executed Commitment Papers or to any material term that is not included in the Executed Commitment Papers and (ii) require Newco to close on any Interim Loans (as such term is defined in the Executed Commitment Papers) at any time prior to the second Business Day prior to the Outside Date (provided that the other conditions in Article VI have been satisfied or waived by the parties entitled to the benefit thereto at such time). Newco agrees that it shall not be permitted to amend, modify, or waive any of the terms of the Equity Commitment Letter without the prior written consent of the Company.
     (b) The Company shall provide, and shall cause the Company Subsidiaries and their respective Representatives to provide, all cooperation reasonably requested by Newco in connection with the arrangement of the financing contemplated by the Commitment Papers, including, (i) participation in due diligence sessions, management presentations, road show presentations and meetings with ratings agencies, (ii) assistance in the preparation of such financial statements (including those required by the SEC), offering or private placement memoranda, prospectuses and similar documents, and providing such financial and other information, necessary for the consummation of the financing contemplated by the Commitment Papers within the time periods required thereby and (iii) executing and delivering such definitive financing documents and other requested certificates and documents, including solvency certificates, comfort letters and consents, as may be reasonably requested by Newco in connection with the foregoing. All expenses and fees incurred by the Company, the Company Subsidiaries and their respective Representatives in connection with this Section 5.13(b) shall be promptly reimbursed by Newco.

     Section 5.14 DPC Preferred Stock Redemption.
     (a) Immediately after the Effective Time, the Surviving Corporation shall, or shall cause DPC to, cause the Paying Agent to commence the redemption of the DPC Preferred Stock (the “Preferred Stock Redemption”) in accordance with Section 5(c) and the other applicable terms of the Certificate of Designations. The Preferred Stock Redemption shall (i) be conducted in accordance with applicable Law, (ii) be conducted in accordance with the terms of the Certificate of Designations and (iii) otherwise be on terms and conditions reasonably agreed upon between Newco and the Company prior to the Closing.
     (b) If, immediately following the launch of the Preferred Stock Redemption on the date on which the Effective Time occurs, any holder of DPC Preferred Stock elects to offer for redemption its shares of DPC Preferred Stock on the Effective Date, such holder’s portion of the DPC Preferred Stock Redemption Amount shall be paid to such holder by the Paying Agent pursuant to the terms of Section 2.1(d) and Section 5.14(a); provided, however, that the Paying Agent shall not deliver such holder’s portion of the DPC Preferred Stock Redemption Amount until such holder has delivered to the Paying Agent the appropriate return notice, certificates or other evidence of the shares of DPC Preferred Stock so offered for redemption and any other documentation reasonably requested by the Paying Agent; and provided, further, however, that if such holder has not delivered to the Paying Agent such return notice, certificates and other documentation, the Paying Agent shall hold such amount and not pay such amount to such holder until such documentation is delivered. Any amounts due and payable to any such holder of DPC Preferred Stock shall be paid by wire transfer in immediately available funds to an account specified to the Paying Agent by such holder not less than two (2) Business Days prior to the Effective Time.
     Section 5.15 Further Assurances. Subject to the terms and conditions of this Agreement and the other Transaction Agreements, each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the Transactions (including using its commercially reasonable efforts to cause the Closing to occur on or prior to the Outside Date) and shall, from time to time and without further consideration, either before or after the Closing, execute such further instruments and take such other actions as any other party hereto shall reasonably request in order to fulfill its obligations under any of the Transaction Agreements, to effectuate the purposes of the Transaction Agreements and to provide for the orderly and efficient transition of the ownership of the Company. For purposes of this Section 5.15, the term “commercially reasonable efforts” shall not include any obligation of the Company or, any Company Subsidiary or Newco to expend money (other than nominal amounts), commence or participate in any Proceeding or grant any material accommodation (financial or otherwise) to any person. Notwithstanding the foregoing, the Company and Newco agree that the terms of this Section 5.15 (including, for the avoidance of doubt, the limitations on the expenditure of money) shall not apply to the standard of efforts that Newco shall use in obtaining the Debt Financing Facility (or any alternate facility obtained in lieu of the Debt Financing Facility), which standard shall be solely as set forth in Section 5.13.
     Section 5.16 Consents. The Company shall, or shall cause the applicable Company Subsidiary to, use its commercially reasonable efforts to obtain the Consents set forth in Section 5.16 of the Company Disclosure Schedule.
ARTICLE VI
CONDITIONS PRECEDENT
     Section 6.1 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each party hereto to effect the Transaction is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
     (a) Governmental Approvals. All authorizations, Consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods (and any extension thereof) imposed by, any Governmental Entity in connection with or applicable to the Merger shall have been filed, obtained or occurred, including any authorizations, Consents, orders or approvals of, or declarations or filings with, or expiration or terminations of waiting periods (and any extension thereof) imposed or required by the HSR Act and comparable foreign Laws for consummation of the Merger.
     (b) No Injunctions or Restraints. No court of competent jurisdiction or other Governmental Entity shall have issued any Judgment or taken any other such action enjoining, restraining or otherwise prohibiting the consummation of the Merger.
     (c) Escrow Agreement; Paying Agent Agreement. The Escrow Agreement and the Paying Agent Agreement shall have been executed and delivered by each party thereto.

     Section 6.2 Conditions to Obligations of Newco. The obligations of Newco to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
     (a) Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date, and disregarding any qualifications and exceptions relating to materiality or Company Material Adverse Effect), except for breaches of representations and warranties which, individually or in the aggregate, would not have a Company Material Adverse Effect. Newco shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect and stating that there has been no Company Material Adverse Effect since the date hereof.
     (b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations, agreements or covenants required to be performed by it under this Agreement at or prior to the Closing Date (disregarding any qualifications of any such obligation, agreement or covenant relating to materiality), and Newco shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
     (c) No Litigation. There shall not be pending any Proceeding by or before any Governmental Entity that has a reasonable likelihood of success seeking to prevent or render unlawful the consummation of the Transactions.
     (d) Termination of Certain Agreements; Consents. Each agreement set forth on Section 6.2(d) of the Company Disclosure Schedule shall have been terminated at or prior to the Closing, and Newco shall have received reasonably satisfactory evidence of such termination. Newco shall have received the Consents listed in Section 6.2(d) of the Company Disclosure Schedule in form and substance reasonably satisfactory to Newco.
     (e) Repayment of Debt. The Company and Newco shall have received a letter, in form and substance reasonably acceptable to the Company and Newco, from the administrative agent under the Existing Credit Facility stating (i) the aggregate amount of such indebtedness outstanding as of the Closing Date, (ii) that, if such aggregate amount of indebtedness so identified is paid to the holders of the indebtedness under the Existing Credit Facility on the Closing Date, such indebtedness will be paid in full (or wording to similar effect) and (iii) that, if such aggregate amount of indebtedness so identified is paid to such holder on the Closing Date, the administrative agent will release any and all Liens that it or its affiliates may have with respect to the Company, any of the Company Subsidiaries or any of its assets that secures such indebtedness and will take all actions reasonably necessary to effectuate such release.
     (f) Financing. Newco or its designee shall have received the proceeds of the Debt Financing Facility contemplated by the Executed Commitment Papers on the terms and conditions set forth therein or the proceeds of any alternate financing facility obtained by Newco pursuant to and subject to the terms of Section 4.6.
     (g) Company Material Adverse Effect. There shall not have been a Company Material Adverse Effect.
     (h) Non-Solicitation Agreement. Each of the holders of Company Securities set forth in Section 6.2(h) of the Company Disclosure Schedule shall have executed and delivered to the Company a non-solicitation agreement, relating to those employees of the Company named in such Section of the Company Disclosure Schedule and containing the terms set forth therein, such agreement to be in a form reasonably acceptable to such holders and Newco.
     (i) FIRPTA Certificate. The Company shall have delivered to Newco a statement, as contemplated under and meeting the requirements of Treas. Reg. Sections 1.897-2(g)(2) and 1.1445-2(c)(3), to the effect that the Company Common Stock does not constitute a U.S. real property interest as of the Closing Date, within the meaning of Section 897(c)(1) of the Code.
     Section 6.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the following conditions:
     (a) Representations and Warranties. The representations and warranties of Newco in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date, and disregarding any qualifications and exceptions relating to materiality or Newco Material Adverse Effect), except for breaches of representations and warranties which, individually or in the aggregate, would not have a Newco Material Adverse Effect. The

Company shall have received a certificate signed on behalf of the sole member of Newco to such effect.
     (b) Performance of Obligations of Newco. Newco shall have performed or complied in all material respects with all obligations, agreements or covenants required to be performed by them under this Agreement at or prior to the Closing Date (disregarding any qualifications of any such obligation, agreement or covenant relating to materiality) and the Company shall have received a certificate signed on behalf of Newco by an executive officer of Newco to such effect.
     (c) Initial Merger Consideration and Other Amounts. Newco shall have deposited the Initial Merger Consideration with the Paying Agent in accordance with Section 2.5(b)(i), the Escrow Amount with the Escrow Agent pursuant to Section 2.1(b)(3) and the Reserve Amount with the Stockholder Representative pursuant to Section 2.1(b)(4).
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
     Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:
     (a) by mutual written consent of Newco, the Company and DPC;
     (b) by either Newco or the Company if the Merger is not consummated on or before November 11, 2005 (the “Outside Date”); provided, however, that neither Newco nor the Company may terminate this Agreement pursuant to this clause if the Closing shall not have occurred by such date by reason of the failure of such party to perform in all material respects any of its or their respective covenants or agreements contained in this Agreement;
     (c) by Newco, upon a breach of any pre-Closing covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company in Article III shall, in any case, be or become untrue such that the conditions set forth in Section 6.1 or 6.2 would not be satisfied (any such breach or occurrence, a “Terminating Company Breach”); provided, however, that, if such

Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, and the Company continues to exercise such commercially reasonable efforts, Newco may not terminate this Agreement under this Section 7.1(c) until the date that is 45 days after the Company has been provided written notice by Newco of any such breach or occurrence;
     (d) by the Company, upon a breach of any pre-Closing covenant or agreement on the part of Newco set forth in this Agreement, or if any representation or warranty of Newco in Article IV shall, in any case, be or become untrue such that the conditions set forth in Section 6.1 or 6.3 would not be satisfied (any such breach or occurrence, a “Terminating Newco Breach”); provided, however, that, if such Terminating Newco Breach is curable by Newco through the exercise of its commercially reasonable efforts, and Newco continues to exercise such commercially reasonable efforts, the Company may not terminate this Agreement under this Section 7.1(d) until the date that is 45 days after Newco has been provided written notice by the Company of any such breach or occurrence; or
     (e) by either Company or Newco, if any court of competent jurisdiction or other Governmental Entity shall issue any final non-appealable Judgment or take such other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger.
     Section 7.2 Effect of Termination. In the event that this Agreement and the Transactions contemplated hereby are terminated pursuant to Section 7.1, this Agreement shall immediately terminate, become void and have no effect, without any liability or obligation on the part of Newco or the Company, and each party hereto shall promptly return all documents and other materials received from the other parties hereto relating to this Agreement and the other Transaction Agreements and the Transactions contemplated hereby and thereby, provided, however, that (i) if this Agreement is terminated as permitted by this Article VII, such termination shall be without liability of any party (or any of its affiliates, Representatives or Representatives of its affiliates) to any other party to this Agreement; provided, however, that if such termination is by the Company pursuant to Section 7.1(b) or Section 7.1(c) as a result of a material breach by Newco of any representation, warranty or covenant contained in this Agreement, or if such termination is by the Company pursuant to Section 7.1(b) or Section 7.1(d) as a result of a material breach by Newco of any representation, warranty or covenant contained in this Agreement, nothing herein shall affect the non-breaching party’s right to (A) Damages and any other costs, expenses and losses on account of such other party’s breach or (B) to compel specific performance of the other parties hereto of their obligations under this Agreement and (ii) the provisions of Sections 5.6, 5.7, 5.9, 5.11, this Section 7.2 and

Article IX of this Agreement and the Confidentiality Agreement shall survive such termination.
     Section 7.3 Amendment. This Agreement may be amended by the parties at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
     Section 7.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
ARTICLE VIII
INDEMNIFICATION
     Section 8.1 Survival of Representations and Warranties. Subject to the terms of this Article VIII, the representations and warranties of each party contained herein shall survive until the eighteen (18) month anniversary of the Closing Date (the “Survival Period”). The covenants and other agreements made by the parties herein shall survive in accordance with their respective terms.
     Section 8.2 Indemnification.
     (a) Subject to the terms of this Article VIII, from and after the Closing, the Surviving Corporation and its officers, directors, employees, affiliates (but not including any other direct or indirect portfolio companies of Ontario Teachers Pension Plan Board) and Representatives (the “Newco Indemnitees”) shall be indemnified and held harmless by the holders of the Company Securities (including holders of Rollover Shares and Rollover Options) from and against, and shall be reimbursed for, any loss, damage, claim, liability, obligation, fine, cost or expense, including expenses incurred in successfully asserting, preserving or enforcing any rights hereunder and reasonable attorneys’ and accountants’ fees and expenses, in each case whether or not resulting from third party claims (collectively, “Damages”), arising out of or relating to (i) the breach of any representation or warranty of the Company or DPC contained in this Agreement or in any certificate delivered on the Closing Date pursuant hereto, (ii) the breach of any covenant, obligation or agreement of the Company or DPC contained in this Agreement, or (iii) any claim or proceeding initiated by any holder of Company Common Stock prior to Closing seeking compensation in excess of the amounts they are entitled to hereunder through an appraisal proceeding (and then only to the extent such Damages exceed the portion of the sum of the Initial Company Securities Amount Consideration and the Additional Company Securities Amount payable to the holder of Company Securities bringing such appraisal claim, as finally determined but without regard to additional amounts awarded to such holder in connection with such appraisal claim); and
     (b) From and after the Closing, the Surviving Corporation shall indemnify and hold the holders of Company Securities (including holders of Rollover Shares and Rollover Options) and their respective officers, directors, employees and Representatives (the “Seller Indemnitees”) harmless from and against, and shall be reimbursed for, any Damages arising out of or relating to (i) the breach of any representation or warranty of Newco contained in this Agreement or in any certificate delivered on the Closing Date pursuant hereto, (ii) the breach of any covenant, obligation or agreement of Newco contained in this Agreement and (iii) the payment of any Unclaimed Amounts after the Closing Date.
     Section 8.3 Release of Escrow Amount.
     (a) From and after the Closing, but subject to the provisions of this Article VIII and the Escrow Agreement, (i) the Newco Indemnitees shall be entitled to receive from the holders of Company Securities (other than holders of Rollover Shares and Rollover Options) proceeds of the Indemnity Escrow Amount in respect of any Damages as to which indemnification is available pursuant to this Article VIII and (ii) the Newco Indemnitees shall be entitled to receive from the holders of Rollover Shares and Rollover Options proceeds of the Rollover Indemnity Escrow Amount in respect of any Damages as to which indemnification is available pursuant to this Article VIII. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, (i) the amount of Damages that may be recovered by the Newco Indemnitees from the holders of Company Securities (other than holders of Rollover Shares and Rollover Options) pursuant to any and all claims for indemnification made under any provision of this Article VIII shall be limited, individually and in the aggregate, to the Indemnity Escrow Amount and (ii) the amount of Damages that may be recovered by the Newco Indemnitees from the holders of Rollover Shares and Rollover Options pursuant to any and all claims for indemnification made under any provision of this Article VIII shall be limited, individually and in the aggregate, to the Rollover Indemnity Escrow Amount. Notwithstanding anything in this Agreement to the contrary, in the event a person holds Rollover Shares and/or Rollover Options, as well as shares of Company Common Stock (other than Rollover Shares), Company Options (other than Rollover Options) and/or Company Warrants, such person shall be treated as a holder of each of such securities for purposes of this Article VIII and the Newco Indemnitees shall not be precluded from seeking indemnification from any such holder in such holder’s capacities as a holder of such Company Securities.
     (b) The Escrow Amount shall be released from the account in which the Escrow Amount is held (the “Escrow Account”) to the Stockholder Representative (for further distribution to the other holders of Company Securities (other than holders of Rollover Shares and Rollover Options) in the manner set forth herein, in the Escrow Agreement or in any other agreement executed and delivered by the holders of Company Securities) as follows:
     (i) As promptly as practicable after the Determination Date, but in any event within five (5) Business Days following the payment of any Adjustment Amount in accordance with Section 2.7(c), an amount equal to the excess, if any, of (A) the Working Capital Adjustment Escrow Amount over (B) the amount of any Adjustment Amount payable to Newco in accordance with Section 2.7(c) shall be released to the Stockholder Representative by wire transfer of immediately available funds to an account specified by the Stockholder Representative.
     (ii) On April 30, 2006, an amount equal to (A) 60% of the Escrow Amount as of such date minus (B) the aggregate amount of all claims for indemnification then-pending and validly made pursuant to the terms of this Article VIII shall be released to the Stockholder Representative by wire transfer of immediately available funds to an account specified by the Stockholder Representative. With respect to any pending claim for indemnification referred to in the preceding sentence, promptly, and in any event within two (2) Business Days, after the final resolution of such claim, the amount, if any, that would have been paid to the Stockholder Representative if such claim had been resolved prior to the date specified in the preceding sentence shall be released from the Escrow Account to the Stockholder Representative by wire transfer of immediately available funds to an account specified by the Stockholder Representative.
     (iii) Within five (5) Business Days after the expiration of the Survival Period, an amount equal to (A) the amount of the then remaining in the Escrow Amount minus (B) the aggregate amount of all claims for indemnification then-pending and validly made pursuant to the terms of this Article VIII shall be released to the Stockholder Representative by wire transfer of immediately available funds to an account specified by the Stockholder Representative. With respect to any pending claim for indemnification referred to in the preceding sentence, promptly, and in any event within two (2) Business Days, after the final resolution of such claim, the amount, if any, that would have been paid to the Stockholder Representative if such claim had been resolved prior to the expiration of the Survival Period shall be released from the Escrow Account to the

Stockholder Representative by wire transfer of immediately available funds to an account specified by the Stockholder Representative.
     (c) The Rollover Working Capital Adjustment Amount and the Rollover Indemnity Amount shall be released from the account in which such amounts are held by the Surviving Corporation (the “Rollover Account”) to the holders of Rollover Shares and Rollover Options (in the manner set forth herein or in any other agreement executed and delivered by the holders of Rollover Shares, Rollover Options and Newco or the Surviving Corporation) as follows:
     (1) As promptly as practicable after the Determination Date, but in any event within five (5) Business Days following the payment of any Rollover Adjustment Amount in accordance with Section 2.7(c), an amount equal to the excess, if any, of (A) the Rollover Working Capital Adjustment Amount over (B) the amount of any Rollover Adjustment Amount payable to Newco in accordance with Section 2.7 shall be released from the Rollover Account to the holders of Rollover Shares and Rollover Options by wire transfer of immediately available funds to an account specified by the holders of such Rollover Shares and Rollover Options.
     (2) On April 30, 2006, an amount equal to (A) 60% of the amount held in the Rollover Account as of such date minus (B) the aggregate amount of all claims for indemnification then-pending and validly made pursuant to the terms of this Article VIII shall be released from the Rollover Account to the holders of Rollover Shares and Rollover Options by wire transfer of immediately available funds to an account specified by such holders. With respect to any pending claim for indemnification referred to in the preceding sentence, promptly, and in any event within two (2) Business Days, after the final resolution of such claim, the amount, if any, that would have been paid to the holders of Rollover Shares and Rollover Options if such claim had been resolved prior to the date specified in the preceding sentence shall be released from the Rollover Account to the holders of Rollover Shares and Rollover Options by wire transfer of immediately available funds to an account specified by such holders.
     (3) Within five (5) Business Days after the expiration of the Survival Period, an amount equal to (A) the amount then remaining in the Rollover Account minus (B) the aggregate amount of all claims for indemnification then-pending and validly made pursuant to the terms of this Article VIII shall be released from the Rollover Account to the holders of Rollover Shares and Rollover Options by wire transfer of immediately available funds to an account specified by such holders. With respect to any pending claim for indemnification referred to in the preceding sentence, promptly, and in any event within two (2) Business Days, after the final resolution of such claim, the amount, if any, that would have been paid to the holders of Rollover Shares and Rollover Options if such claim had been resolved prior to the expiration of the Survival Period shall be released from the Rollover Account to such holders by wire transfer of immediately available funds to an account specified by such holders.
     (d) Notwithstanding anything in this Article VIII to the contrary, (i) no party seeking indemnification pursuant to this Article VIII (the “Indemnitee”) shall be entitled to indemnification pursuant to this Article VIII unless the Indemnitee shall have provided notice to the other party (the “Indemnitor”) in the form and manner set forth in Section 8.4; (ii) no Indemnitee shall be entitled to indemnification for any Damages pursuant to Section 8.2(a)(i) or Section 8.2(b)(i) unless and until (A) the amount of such Damages exceeds $50,000 individually (and, in the event the Damages related to any individual inaccuracy or breach meets this threshold, all such Damages shall be aggregated for purposes of clause (ii)(B) of this paragraph (c)) and (B) exceed $1,500,000 in the aggregate (the “Threshold Amount”), at which time such Indemnitee shall be entitled to indemnification for the amount of such Damages only to the extent such Damages exceed the Threshold Amount and (iii) in no event shall the aggregate amount of Damages as to which the Newco Indemnitees shall be entitled, individually or in the aggregate, exceed the sum of the Indemnity Escrow Amount and the Rollover Indemnity Amount; provided, however, that the restrictions in clause (ii) above shall not apply to any claims alleging a breach of representations and warranties made in Section 3.3 and Section 3.8. Any qualification or exception relating to materiality, Company Material Adverse Effect, Newco Material Adverse Effect or Knowledge contained in any representation or warranty in this Agreement shall be disregarded in determining whether such representation or warranty shall have been breached for purposes of this Article VIII.
     Section 8.4 Conduct of Proceedings.
     (a) In the event that an Indemnitee seeks indemnification pursuant to the terms hereof, the Indemnitee shall give written notice as soon as reasonably practicable, and in any event within 15 days, after an officer of Indemnitee obtains actual knowledge of the event giving rise to such Indemnitee’s claim for indemnification to the Indemnitor specifying in reasonable detail the facts constituting the basis for such claim, the amount, to the extent known, of the claim asserted and, to the extent known as of such time, the amount of Damages sought in connection with such claim; provided, however, that the right of a person to be indemnified hereunder shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnitor is actually prejudiced as a result of such failure. If the Indemnitor disputes its liability with respect to any such claim, the Indemnitor and the Indemnitee shall proceed to negotiate a resolution of such dispute and, if not resolved through negotiations within 20 days, such dispute shall, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction. Subject to the terms hereof, the Indemnitor shall pay (by wire transfer in immediately available funds) the amount of any valid claim not more than 30 days after the amount of Damages with respect to any claims for indemnification has been agreed upon or finally judicially determined.
     (b) If any third party claim, action, suit or proceeding covered by the foregoing agreements to indemnify and hold harmless (a “Third Party Proceeding”) shall arise, the Indemnitee shall give written notice thereof to the Indemnitor as soon as reasonably practicable, and in any event within 15 days, after an officer of Indemnitee obtains actual knowledge of the existence of such Third Party Proceeding; provided, however, that the Indemnitee’s failure to provide such notice shall not affect the Indemnitee’s right to indemnification unless an Indemnitor is actually prejudiced as a result of such failure. The Indemnitee shall thereupon give the Indemnitor reasonable access to the books and records of the Indemnitee which evidence or support such claim or the act, omission or occurrence giving rise to such claim and the right, upon prior notice during normal business hours, to interview any employee, agent or other Representative of the Indemnitee related thereto. If the Indemnitor disputes its liability with respect to any such claim, the Indemnitor and the Indemnitee shall proceed to negotiate a resolution of such dispute and, if not resolved through negotiations within 20 days, such dispute shall, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction. Thereafter, the Indemnitee shall deliver to the Indemnitor, promptly following the Indemnitee’s receipt thereof, copies of all notices and documents (including court documents) received by the Indemnitee relating to the Third Party Proceeding. Except as otherwise set forth in this Section 8.4(b), the Indemnitor shall have the right to at any time assume the defense of a Third Party Proceeding and, in connection therewith, employ counsel reasonably acceptable to the Indemnitee (it being acknowledged that O’Melveny & Myers LLP and Debevoise & Plimpton LLP are reasonably acceptable for the purposes of this Section 8.4(b)) to defend against any such Third Party Proceeding, or to compromise, settle or otherwise dispose of the same, if the Indemnitor deems it advisable to do so, all at the expense of the Indemnitor. Unless and until the Indemnitor has provided notice to the Indemnitee of its election to assume any defense of any Third Party Proceeding, the Indemnitee shall have the right, at its option, to assume and control the defense of the Third Party Proceeding, in which case the Indemnitor shall be liable for the reasonable fees and expenses of one (1) outside counsel (and not any fees and expenses allocated to internal counsel) employed by the Indemnitee (which outside counsel shall be reasonably acceptable to the Indemnitor, it being acknowledged and agreed that O’Melveny & Myers LLP and Debevoise & Plimpton LLP are reasonably acceptable for such purposes). Notwithstanding anything to the contrary contained in this Section 8.4, in connection with any Third Party Proceeding in which (x) there is a claim for injunctive relief or a claim other than for monetary damages or (y) there are specific defenses available to the Indemnitee which are different from or additional to those available to the Indemnitor and which would be materially adverse to the Indemnitor (as reasonably agreed by the Indemnitor and the Indemnitee), then the Indemnitee shall have the right to assume and direct the defense of such Third Party Proceeding. In such an event, the Indemnitor shall be liable only for the reasonable fees and expenses of one (1) outside counsel (and not any fees and expenses allocated to internal counsel) employed by the Indemnitee (which outside counsel shall be reasonably acceptable to the Indemnitor, it being acknowledged and agreed that O’Melveny & Myers LLP and Debevoise & Plimpton LLP are reasonably acceptable for such purposes). In the event that (i) counsel selected by the Indemnitee shall be unable to represent the Indemnitee in a Third Party Proceeding due to an actual conflict of interest under applicable standards of professional responsibility requiring such counsel to withdraw from representation of such Indemnitee and (ii) the Indemnitor, after notice of such conflict, has not timely substituted such counsel with counsel of its choosing reasonably acceptable to the Indemnitee not so conflicted, then the Indemnitee shall, upon satisfaction of the foregoing conditions, have the right to select separate counsel of its choosing not so conflicted to participate in the defense of such action on its behalf, at the expense of the Indemnitor; provided, however, that in no case shall Indemnitor be responsible for the reasonable fees and expenses of more than one (1) outside counsel (and not any fees and expenses allocated to internal counsel), which counsel shall be reasonably acceptable to the Indemnitor (it being acknowledged and agreed that O’Melveny & Myers LLP and Debevoise & Plimpton LLP are reasonably acceptable for such purposes). If the Indemnitor fails to acknowledge in writing its obligation to defend against or settle such Proceeding within thirty (30) days after receiving notice thereof from the Indemnitee (or such shorter time specified in the notice as the circumstances of the matter may dictate), the Indemnitee shall have the right to undertake the defense and settlement of any such Third Party Proceeding, at the Indemnitor’s expense; provided, however, that (i) if the Indemnitee assumes the defense of any such Third Party Proceeding, the Indemnitee shall not settle such Third Party Proceeding prior to final judgment thereon or forego any appeal with respect thereto without the prior written consent of the Indemnitor (which consent may not be unreasonably withheld) and (ii) the Indemnitor may participate in (but not control) the defense of such action, with its own counsel at its own expense; provided, however, that the Indemnitor shall at no time be liable for the reasonable fees and expenses of more than one (1) outside counsel (and shall at no time be liable for any fees or expenses of internal counsel) employed by the Indemnitee (which outside counsel shall be reasonably acceptable to the Indemnitor, it being acknowledged and agreed that O’Melveny & Myers LLP and Debevoise & Plimpton LLP shall be deemed to be reasonably acceptable for the purposes of this Section 8.4(b)).
     Section 8.5 Limitations on Indemnity.
     Notwithstanding any other provision in this Agreement to the contrary, the parties expressly intend and agree as follows:

     (a) The amount of any Damages for which indemnification is provided under this Article VIII shall be (i) increased to take into account any Tax cost actually incurred by the Indemnitee prior to the end of the Survival Period as a result of any payment under this Article VIII (including this Section 8.5(a)) and (ii) reduced to take into account any Tax benefit actually realized by the Indemnitee prior to the end of the Survival Period arising from the incurrence or payment of Damages. The amount of any Damages subject to indemnification hereunder shall be calculated net of any insurance proceeds actually received from third party insurance carriers by any Indemnitee with respect to such Damages (it being understood and agreed that Indemnitee shall pursue any such available insurance coverage to the extent it is commercially reasonable to do so), but adjusted for any increase in insurance premiums as a result of making an insurance claim for such Damages.
     (b) No Newco Indemnitee shall have any right to indemnification under this Article VIII with respect to any Damages to the extent the amount of such Damages is accrued for on the Company Financial Statements or the financial statements referenced in Section 3.6(b).
     (c) If the Closing occurs, each party hereto acknowledges, on behalf of itself and on behalf of the other Indemnitees, that, except as set forth in Section 7.2, their sole and exclusive remedy with respect to claims for money damages under this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII (other than claims and causes of action based on fraud). In furtherance of the foregoing, and except with respect to claims for Damages and other amounts arising under and contemplated by Section 7.2, each party hereto hereby waives, on behalf of itself and each of the other Indemnitees, to the fullest extent permitted under applicable Law, any and all rights, claims for money damages and causes of action related thereto (other than claims and causes of action based on fraud) it may have against any other party hereto arising under or based upon any applicable Law (including Environmental Laws) or otherwise (except pursuant to the indemnification provisions set forth in this Article VIII and the terms of Section 7.2).
     (d) Upon payment in full of any claim for indemnification made pursuant to this Article VIII, the Indemnitee shall be subrogated to the extent of such payment to the rights of the Indemnitor against any person (other than any other Indemnitees seeking indemnification in connection with such claim) with respect to the subject matter of such claim. The Indemnitees shall assign or otherwise reasonably cooperate with the Indemnitors, at the cost and expense of the Indemnitees, to pursue any claims against, or otherwise recover amounts from, any person liable or responsible for any Damages for which indemnification has been received pursuant to this Agreement.
     (e) “Damages” shall not include any consequential, incidental or indirect damages, special or punitive damages, including loss of revenue, profits or income, diminution in value or loss of business reputation or opportunity (in each case other than those required to be paid to a third party); provided, however, that the foregoing limitation shall not preclude recovery by Newco Indemnitee for any diminution in the value of the Surviving Corporation as of the time of any breach of a representation, warranty or covenant or agreement (it being understood that such claimed value shall not exceed the value implied by the Total Consideration paid in the Transactions).
     (f) Each party shall take all reasonable steps to mitigate any of its Damages (including, to the extent consistent with sound business judgment, incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Damages) upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.
     (g) For all Tax purposes, all indemnification payments under this Article VIII shall be treated by the parties as adjustments to the Initial Company Securities Amount to the extent permitted by applicable Law.
     (h) The provisions of this Article VIII shall in no way limit, superseded or otherwise affect the rights of any party under Section 2.7, and nothing contained in Section 2.7 relating to an adjustment to the Initial Company Securities Amount shall limit, supersede or otherwise affect the right of any party under this Article VIII; provided, however, that no party shall be entitled to be compensated more than once for the same Damages.
     (i) Notwithstanding anything in this Agreement to the contrary, in connection with any claim for indemnification brought pursuant to this Article VIII in which Damages have been awarded or agreed upon in the manner specified in this Article VIII, (i) the amount of Damages, if any, to which the Seller Indemnitees (other than holders of Rollover Shares and Rollover Options) are entitled shall be reduced by the Rollover Percentage and the amount of Damages, if any, to which the holders of Rollover Shares and Rollover Options are entitled shall be limited to an amount equal to the amount of such Damages multiplied by the Rollover Percentage, and (ii) the amount of Damages which the holders of Rollover Shares and Rollover Options are required to pay to the Newco Indemnitees shall be limited to the Rollover Percentage of such Damages and the amount of Damages which holders of other Company Securities are required to pay to the Newco Indemnitees shall be limited to the remainder of such Damages. Newco agrees that, after the Closing, each and every claim for indemnification made against the holders of Company Securities pursuant to the terms of this Article VIII shall be made against all holders of Company Securities, including the holders of Rollover Shares and Rollover Options, and that any Damages paid in satisfaction of such claim shall be allocated between the holders of the Rollover Shares and Rollover Options and the other holders of Company Securities in the manner specified in the immediately preceding sentence.
     Section 8.6 Termination of Indemnification. The obligations to indemnify and hold harmless any Newco Indemnitee under this Article VIII shall terminate (i) on the date that is five (5) days after the date on which the Survival Period ends, with respect to claims for indemnification made pursuant to Section 8.2(a)(i), and (ii) on the one (1) month anniversary of the Closing Date, with respect to claims for indemnification made pursuant to Section 8.2(a)(ii); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Newco Indemnitees shall have, before the expiration of the applicable period, incurred any Damages and made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to the applicable terms of this Article VIII to the applicable Indemnitor. Notwithstanding anything to the contrary contained in this Agreement, the obligation to indemnify and hold harmless the Newco Indemnitees pursuant to this Article VIII shall terminate upon the earlier to occur of (i) the consummation of a direct or indirect sale of (A) greater than fifty-one percent (51%) of the capital stock of (x) the Surviving Corporation, (y) DPC or (z) the other Company Subsidiaries (in each case whether by merger or otherwise) or (B) a sale of all or substantially all of the assets of the Surviving Corporation and its subsidiaries, taken as a whole, or the Surviving Corporation and the Company Subsidiaries, taken as a whole, in one or more related transactions or (ii) the initial public offering of the capital stock of the Surviving Corporation or one of the Company Subsidiaries.
     Section 8.7 Tax Matters.
     (a) Tax Returns. The Surviving Corporation shall be responsible for preparing any Tax Returns with respect to the Company and each Company Subsidiary for any taxable period ending on or before the Closing Date that is required to be filed after the Closing Date. The Surviving Corporation shall use commercially reasonable efforts to make such Tax Returns available for review by the Stockholder Representative in advance of the due date for filing such Tax Returns to provide the Stockholder Representative with a meaningful opportunity to analyze, comment on and dispute such Tax Returns and for such Tax Returns to be modified, as appropriate, before filing. In the event of any disagreement between the Stockholder Representative and the Surviving Corporation, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to the Surviving Corporation and the Stockholder Representative (the “Tax Accountant”) and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by the Company and the Stockholder Representative. If the Tax Accountant does not resolve any differences between the Surviving Corporation and the Stockholder Representative with respect to such Tax Return at least five (5) days prior to the due date therefor, such Tax Return shall be filed as prepared by the Surviving Corporation and amended to reflect the Accountant’s resolution.
     (b) Tax Contests. The Surviving Corporation shall promptly notify the Stockholder Representative in writing upon receipt by the Company or any Company Subsidiary of notice of any Tax audits, examinations or assessments that would give rise to indemnification under Section 8.2(a). The Stockholder Representative shall control the portion of any such audit, examination or proceeding that relates to any such Taxes, provided that, without the prior written consent of the Surviving Corporation, which consent shall not be unreasonably withheld, the Stockholder Representative shall not settle any such audit, examination or proceeding in a manner which would reasonably be expected to have a Newco Material Adverse Effect or a Company Material Adverse Effect. The Surviving Corporation shall, at its own expense, have the opportunity to participate in any such audit, examination or proceeding. The Surviving Corporation shall control any audit, examination or proceeding (or portion thereof) that does not relate to Taxes for which the Stockholder Representative is responsible under this Section 8.7(b).
     (c) Books and Records; Cooperation. The Surviving Corporation and the Stockholder Representative shall, and shall cause their respective affiliates to, (i) provide the other party and its affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to the Company or any Company Subsidiary and (ii) retain and provide the other party and its affiliates with reasonable access to all records or information that may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.
     (d) Overlap. To the extent that an obligation or responsibility pursuant to any other Section of this Article VIII may overlap with an obligation or responsibility pursuant to this Section 8.7, the provisions of this Section 8.7 shall govern such obligation or responsibility.
ARTICLE IX
GENERAL PROVISIONS
     Section 9.1 Notices. All notices, requests, claims, demands or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand delivered to the persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by telegram, telex or telecopy, receipt acknowledged, addressed as set forth below or to such other person or persons and/or at such other address or addresses as shall be furnished in writing by any party hereto to the other parties hereto. Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor in all other cases,
     (a) if to Newco, to
DPC Newco Inc.
c/o Teachers’ Private Capital
Ontario Teachers’ Pension Plan Board
5650 Yonge Street
Toronto, Ontario M2M 4H5 Canada
Attention: Dean Metcalf
                    Michael Padfield, Esq.
Telephone: 416-730-6166
Facsimile: 416-730-5082
with a copy to (which shall not constitute notice):
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Margaret A. Davenport, Esq.
Telephone: 212-909-6000
Facsimile: 212-909-6836
     (b) if to the Company or DPC, to
Doane Pet Care Enterprises, Inc.
210 Westwood Place South, Suite 400
Brentwood, Tennessee 37027
Attention: Chief Executive Officer
Telephone: 615-373-7774
Facsimile: 615-309-1196
with copies to (which shall not constitute notice):
J.P. Morgan Partners LLC
1221 Avenue of the Americas, 40th Floor

New York, New York 10020-1080
Attention: Official Notices Clerk
FBO: Jeffrey Walker and Mathew Lori
Telephone: 212-899-3400
Facsimile: 212-899-3401
and:
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
Attention: John J. Suydam, Esq. and Gregory A. Gilbert, Esq.
Telephone: 212-408-2400
Facsimile: 212-326-2061
     Section 9.2 Definitions. For purposes of this Agreement:
     An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first person. For purposes of this definition, “control”, when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding the foregoing, for purposes of this Agreement, none of the Company, any Company Subsidiary, Doane International Pet Products LLC or any portfolio company of any holder of Company Securities or DPC Preferred Stock shall be considered an affiliate of any holder of Company Securities or DPC Preferred Stock, the Company or any Company Subsidiary.
     “Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
     “Cash Equivalents” means, as at any date of determination, (i) marketable securities (A) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government or (B) issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within one year after such date; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A 1 from means S&P or any successor thereto or at least P 1 from Moody’s or any successor thereto; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A 1 from S&P or at least P 1 from Moody’s; (iv) certificates of deposit or bankers’ acceptances and time deposits maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that at the time of acquisition thereof (A) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator) and (B) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clause (i) above, entered into with a bank meeting the qualifications set forth in clause (iv) above; (vi) shares of any money market mutual fund that (A) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) through (iv) above, (B) has net assets of not less than $500,000,000, and (C) has the highest rating obtainable from either S&P or Moody’s.
     “Company Material Adverse Effect” means any change, effect, event or condition that has had or would be reasonably likely to have a material adverse effect on (i) the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Transactions; provided, however, that any such effect to the extent arising out of or relating to any change, effect, event or condition (a) generally applicable to the industry and markets in which the Company and the Company Subsidiaries operate, (b) generally applicable to the United States or any foreign economy, (c) generally applicable to financial, banking or securities markets, (d) relating to any change in Law, in GAAP or in any interpretation thereof, (e) caused by any actions or omissions of Newco or any of its affiliates (other than actions or omissions of Newco or such affiliates that are permitted pursuant to the terms of this Agreement), (f) resulting from the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or resulting from the occurrence of any military or terrorist attack, or (g) resulting from the execution of this Agreement or any other Transaction Agreement, the consummation of the transactions contemplated hereby or thereby or the public announcement of the transactions contemplated hereby or thereby, in any such case, shall not constitute a “Company Material Adverse Effect.”
     “Company Transaction Expenses” means (i) the third party fees and expenses incurred by the Company and the Company Subsidiaries in connection with the drafting,

negotiation, execution, and delivery of this Agreement and the other Transaction Agreements and the consummation of the Transactions contemplated herein or therein, including the fees and expenses of the Paying Agent, the Escrow Agent and the Company’s accountants, lawyers, and other advisors, (ii) any fees and expenses of the Stockholder Representative and any of its Representatives and affiliates incurred in connection with the transactions contemplated by the Transaction Agreements that are paid by the Company, (iii) any Transaction Bonuses and (iv) any other amounts paid by the Company at or prior to Closing in connection with the Merger and the other transactions contemplated by the Merger Agreement (including any amounts owed to Keith Buchanan under the arrangements disclosed in Section 3.3 of the Company Disclosure Schedule).
     “Filed DPC SEC Documents” means any report, schedule, form, statement and other document filed with or furnished by DPC to the SEC since January 1, 2003 and prior to the date of this Agreement, including any financial statements or schedules included in or incorporated by reference therein.
     “Indebtedness” of any person means, without duplication, (i) all obligations of such person for borrowed money (excluding deferred revenue incurred in the ordinary course of business), (ii) all obligations of such person for the deferred purchase price of assets, property or services (excluding current liabilities), (iii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments (excluding the Kozy Kitten arrangement), (iv) all obligations of such person under conditional sale or other title retention agreements relating to property acquired by such person, (v) all obligations under capital leases (which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of such person under GAAP), (vi) all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit, bankers’ acceptances or similar facilities, (vii) all direct or indirect guarantee, support or keep well obligations of such person with respect to obligations of the kind referred to in clauses (i) through (vi) of this definition and (viii) all obligations of the kind referred to in clauses (i) through (vi) of this definition of other persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by such person, whether or not such person has assumed or otherwise become liable for the payment of such obligations. Notwithstanding the foregoing or anything in this Agreement to the contrary, (x) the amount of Indebtedness to be deducted from the Initial Company Securities Amount with respect to the items set forth in Sections 2.1(a)(6)(iii), (iv), (v) and (vii) shall be limited solely to the amount of outstanding principal and accrued and unpaid interest thereunder, and shall not include any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions), unless the Company, prior to the Closing, fails to obtain the Consents contemplated by Section 5.16 in respect of the items set forth in Sections 2.1(a)(6)(iv), (v) and (vii), in which case Indebtedness for such items identified in Section 5.16 of the Company Disclosure Schedule for which such Consent is not obtained shall include any fees, pre-payment premiums, pre-payment penalties and charges associated therewith (including, for the avoidance of doubt, any additional amounts payable as a result of the Transactions), (y) the amount of Indebtedness to be deducted from the Initial Company Securities Amount under Section 2.1(a)(6) with respect to all obligations under the pension plans, post-retirement benefit plans and deferred compensation plans of the Company and the Company Subsidiaries and all obligations of the Company and the Company Subsidiaries with respect to Kozy Kitten trademark shall equal $4,900,000 in the aggregate and (z) the amount of Indebtedness shall, in all events, be limited, for purposes of determining the amount of Indebtedness to be deducted from the Initial Company Securities Amount pursuant to Section 2.1(a)(6), to the amount of Indebtedness outstanding as of the Closing Date.
     “Knowledge of the Company” means the actual, and not imputed or constructive, knowledge of the persons set forth in Section 9.2(a) of the Company Disclosure Schedule.
     “Knowledge of Newco” means the actual, and not imputed or constructive, knowledge of the persons set forth in Section 9.2(b) of the Company Disclosure Schedule.
     “Net Working Capital” has the meaning set forth in Section 2.6 of the Company Disclosure Schedule.
     “Newco Material Adverse Effect” means (i) a material adverse effect on the ability of Newco to perform its obligations under the Transaction Agreements or (ii) a material adverse effect on the ability of Newco to consummate the Merger and the other Transactions.
     “Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments that are not yet due and payable, and Liens for current Taxes that may thereafter be paid without penalty or that are being contested by appropriate proceedings, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other like Liens arising in the ordinary course of business, (iii) other Liens or imperfections of title to or on real or personal property that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection, (iv) all leases, subleases, licenses and occupancy and/or use agreements affecting any real or personal property (or any portion thereof) listed on Section 9.2(c) of the Company Disclosure Schedule, (v) all

local and other Laws, including building and zoning Laws, now or hereafter in effect relating to or affecting any real property, (vi) any and all Contracts and agreements affecting any real property listed on Section 9.2(d) of the Company Disclosure Schedule, (vii) Liens that secure obligations reflected as liabilities in the financial statements referred to in Section 3.6 (or the notes thereto), (vii) any Liens permitted to be outstanding under any of the documents governing the indebtedness to be repaid at Closing pursuant to the terms hereof, (viii) Liens registered under the Uniform Commercial Code as adopted in any particular, state or similar legislation in other jurisdictions by any lessor or licensor of personal property to the Company or any Company Subsidiary, (ix) Liens to lenders incurred in deposits made in the ordinary course in connection with maintaining bank accounts and (x) Liens created by any of the Transaction Documents, or in connection with the transactions contemplated hereby, or by the actions of Newco.
     “person” means any individual, firm, corporation, general or limited partnership, company, limited liability company, trust, joint venture, labor union, estate, organization, association, Governmental Entity or other entity.
     “pro-rata portion” means, with respect to any holder of Company Securities (other than Rollover Shares or Rollover Options), an amount equal to a percentage, which is based on a fraction, the numerator of which is equal to the sum of (i) the amount of the Initial Company Securities Amount received by such holder on the Closing Date and (ii) the amount of the exercise price, if any, deemed to be paid by such holder with respect to Company Options (other than Rollover Options) and Company Warrants held by such holder in connection with the Transactions, and the denominator of which is equal to the aggregate Initial Company Securities Amount deposited with the Paying Agent on the Closing Date.
     “Stockholder Representative” means J.P. Morgan Partners (BHCA), L.P. or one of its affiliates.
     “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; provided, however, that in no event shall Doane International Pet Products LLC be considered a “subsidiary”.

     Section 9.3 Interpretation; Disclosure Schedules.
     (a) Except as otherwise provided or unless the context otherwise requires, whenever used in this Agreement, (i) any noun or pronoun shall be deemed to include the plural and the singular, (ii) the use of masculine pronouns shall include the feminine and neuter, (iii) the terms “include” and “including” shall be deemed to be followed by the phrase “without limitation,” (iv) the word “or” shall be inclusive and not exclusive, (v) all references to Sections refer to the Sections of this Agreement, all references to the Company Disclosure Schedule refer to the Company Disclosure Schedule attached to or delivered with this Agreement, as appropriate, and all references to Exhibits refer to the Exhibits attached to this Agreement, each of which is made a part of this Agreement for all purposes, and (vi) each reference to “herein” means a reference to “in this Agreement.”
     (b) The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. The terms defined herein and in any other Transaction Agreement include the plural as well as the singular and the singular as well as the plural. Except as otherwise indicated, all agreements defined herein refer to the same as from time to time amended or supplemented or the terms thereof waived or modified in accordance herewith and therewith. All references to “$“or “dollars” shall be to United States dollars and all references to “days” shall be to calendar days unless otherwise specified.
     (c) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement.
     (d) Unless expressly provided otherwise, the measure of a period of one month or one year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date, provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18th is March 18th, and one month following March 31 is May 1.
     (e) Any matter set forth in any section of the Company Disclosure Schedule shall be deemed set forth in all other sections of the Company Disclosure Schedule to the extent the applicability of such matter is reasonably apparent. The inclusion of any information (including dollar amounts) in any Section of the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment by the Company that such information is required to be listed on such Section of the Company Disclosure Schedule or is material to or outside the ordinary course of the business of the Company or any Company Subsidiary, as applicable. Matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The information contained in this Agreement, the Exhibits hereto and the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract). The Company may, at any time after the date hereof and prior to the date that is two (2) Business Days prior to the Closing Date, supplement any Section of the Company Disclosure Schedule to account for any condition or event that arises after the date hereof that renders untrue or inaccurate any representation, warranty, covenant or other provision of this Agreement; provided, however, that (i) no such update shall disclose any condition or event that has arisen as a result of a violation by the Company or any Company Subsidiary of Section 5.1 of this Agreement and (ii) the delivery of a supplemented or amended Section of the Company Disclosure Schedule pursuant to this Section 9.3(e)) shall not, to the extent of the new or additional information set forth on the amended or supplemental Section of the Company Disclosure Schedule, be deemed to supplement or amend the appropriate Disclosure Schedule for purposes of determining whether condition to Closing set forth in Section 6.2(a) has been satisfied or for purposes of determining whether Newco may terminate this Agreement pursuant to Section 7.1(c). Subject to the immediately preceding sentence but notwithstanding anything to the contrary set forth in Section 7.4, if Newco determines to waive the condition set forth in Section 6.2(a) after the delivery of any such supplemented or amended Section of the Company Disclosure Schedule, then the Company’s representations, warranties or covenants, as the case may be, shall be deemed modified, amended and supplemented by such amended or supplemented Section of the Company Disclosure Schedule, and such amendment or supplement shall not be the basis of any liability or claim against the Company (under Article VIII or otherwise). Notwithstanding anything contained in this Agreement to the contrary, the Company may include in the Company Disclosure Schedule or elsewhere disclosure with respect to items that would not have a Company Material Adverse Effect and this inclusion shall not be deemed to be an acknowledgement by the Company that these items, or any of them, would have a Company Material Adverse Effect or further change, amend or define the meaning of the term Company Material Adverse Effect for purposes of this Agreement.

     Section 9.4 Severability. If any term or other provision (or portion thereof) of this Agreement, or the application of any such term or other provision (or portion thereof) to any person, is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law, or public policy, all other terms, conditions and provisions of this Agreement (or remaining portion of such term or other provision) shall nevertheless remain in full force and effect. Upon such determination that any term or other provision (or portion thereof) of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     Section 9.5 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile transmission, each of which shall be considered an original and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.
     Section 9.6 Entire Agreement; No Third-Party Beneficiaries. The Transaction Agreements, taken together with the Company Disclosure Schedule and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for the provisions of Section 5.6 and Article VIII, are not intended to confer upon any person other than the parties any rights or remedies.
     Section 9.7 Governing Law. Except for the provisions of Sections 1.1, 1.3, 1.4, 1.5, 1.6, 1.7, and 2.4, which shall be construed in accordance with the Laws of the State of Delaware, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to otherwise applicable principles of conflicts of Laws that could or would result in the Laws of another jurisdiction being applied.
     Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Newco may pledge its rights hereunder as security to any of its financing sources, in each case, without the prior written consent of any party, but no such assignment shall relieve Newco of any of its obligations under this Agreement. Except as otherwise set forth above, any purported assignment without such consent shall be void. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the parties hereto, and each of their respective successors, heirs, and assigns
     Section 9.9 Enforcement; Jurisdiction; Waiver of Jury Trial.
     (a) The parties agree that irreparable damage would occur in the event that any of the provisions of any Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of any Transaction Agreement and to enforce specifically the terms and provisions of each Transaction Agreement in (i) the Supreme Court of the State of New York, New York County and (ii) the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at Law or in equity.
     (b) Each party hereto irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County and (b) the United States District Court for the Southern District of New York, for purposes of any claim, action or proceeding arising out of this Agreement or any other transaction contemplated hereby. Each party hereto agrees to commence any such claim, action or proceeding only in the United States District Court for the Southern District of New York or, if such claim, action or proceeding cannot be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each of the parties hereby waives, and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (a) such party is not personally subject to the jurisdiction of such courts, (b) such party and such party’s property is immune from any legal process issued by such courts or (c) any claim, action or proceeding commenced in such courts is brought in an inconvenient forum. Each party hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth in Section 9.1 above shall be effective service of process for any claim, action or proceeding with respect to any matters to which it has submitted to jurisdiction in this Section 9.9 or otherwise.
     (c) EACH PARTY HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF ANY TRANSACTION AGREEMENT OR ANY TRANSACTION. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY CLAIM, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE

BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER AGREEMENTS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

     IN WITNESS WHEREOF, Newco, the Company and DPC have duly executed this Agreement, all as of the date first written above.

DPC NEWCO INC.
By:	/s/ Glen Silvestri
	Name:	Glen Silvestri
	Title:	Vice President

DOANE PET CARE ENTERPRISES, INC.
By:	/s/ Douglas J. Cahill
	Name:	Douglas J. Cahill
	Title:	President & Chief Executive Officer

DOANE PET CARE COMPANY
By:	/s/ Douglas J. Cahill
	Name:	Douglas J. Cahill
	Title:	President & Chief Executive Officer

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